Filed by British American Tobacco p.l.c.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Reynolds American Inc.
Commission File No.: 001-32258

23 February 2017
BRITISH AMERICAN TOBACCO p.l.c.
PRELIMINARY ANNOUNCEMENT – YEAR ENDED 31 DECEMBER 2016

AN EXCEPTIONALLY GOOD PERFORMANCE

KEY FINANCIALS	2016		2015	Change
	Current	Constant		Current	Constant
	rates	rates		rates	rates
Revenue	£14,751m	£14,008m	£13,104m	+12.6%	+6.9%
Adjusted profit from operations*	£5,480m	£5,197m	£4,992m	+9.8%	+4.1%
Profit from operations	£4,655m	£4,424m	£4,557m	+2.2%	-2.9%
Adjusted diluted earnings per share*	247.5p	230.0p	208.4p	+18.8%	+10.4%
Basic earnings per share	250.2p		230.9p	+8.4%
Dividends per share	169.4p		154.0p	+10.0%
*The non-GAAP measures, including adjusting items and constant currencies, are set out on page 19.

FULL YEAR HIGHLIGHTS
•
The Group’s cigarette market share[1] in its Key Markets[2] continued to grow very strongly, up 50 basis points (bps). This was driven by another excellent performance by our Global Drive Brand (GDB) portfolio with volume up 7.5% and market share increasing 100 bps.

•
Group cigarette volume grew 0.2% to 665 billion, with a 0.8% decline on an organic basis outperforming the industry, which was estimated to decline by around 3.0%. Total tobacco volume was 0.1% higher than 2015.

•
Group revenue was up 12.6% at current rates, partly reflecting the translational tailwind as a result of the relative weakness of sterling. Revenue grew 6.9% at constant rates and was 5.3% up on an organic basis.

•
Adjusted Group profit from operations increased 9.8% at current rates, or by 4.1% at constant rates of exchange. Excluding the adverse impact of exchange movements on a transactional level, adjusted Group profit at constant rates, would have increased by approximately 10%.

•	Profit from operations, at current rates of exchange, was 2.2% higher at £4,655 million.
•	Without the adverse transactional impact of foreign exchange and the impact from acquisitions, operating margin would have improved by around 160 bps. On a reported basis, it fell 90 bps to 37.2%.
•	Adjusted diluted earnings per share, at current rates, was up 18.8% at 247.5p. At constant rates of exchange, it increased 10.4% despite the transactional headwinds from foreign exchange.
•	Basic earnings per share was up 8.4% at 250.2p (2015: 230.9p), resulting from the improved operating performance and foreign exchange tailwind.
•	The Group’s vapour business grew to become the world’s largest, outside of the US, and we successfully launched our Tobacco Heating Product, gloTM, in Japan.
•
On 17 January 2017, the Group announced the agreed terms of a recommended offer for the acquisition of the remaining 57.8% of Reynolds American Inc. (Reynolds American) not already owned by the Group. We expect the transaction to close in Q3 2017, subject to obtaining the relevant approvals.

•	The Board has recommended a final dividend of 118.1p, to be paid on 4 May 2017. This will take the 2016 total dividend to 169.4p per share, an increase of 10.0%.
[1]	Key Market offtake share, as independently measured by AC Nielsen. All variances within this document are based upon the absolute number. [2]	The Group’s Key Markets represent around 80% of the Group’s volume

Richard Burrows, Chairman, commenting on the year ended 31 December 2016
“The Group delivered exceptional earnings, volume and market share growth in 2016, despite challenging trading conditions persisting in many of our Key Markets. Our results this year demonstrate our ability to continue delivering excellent shareholder returns while investing in the future strength of the business. The 10% increase in our total dividend for 2016 to 169.4p reflects our confidence in our strategy, our people and in generating growth for our shareholders in 2017 and beyond.”

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG
Registered in England and Wales no. 3407696

CHIEF EXECUTIVE’S REVIEW

The Group delivered a great set of results in 2016, with excellent growth seen across all key business metrics. This was achieved despite a challenging backdrop of adverse foreign exchange rates impacting our cost base and ongoing pressure on consumers’ disposable income in many of our Key Markets.

Group revenue was up by 6.9% at constant rates of exchange, driven by good pricing - with price mix exceeding 6%. Reported revenue was 12.6% higher, reflecting the translational tailwind resulting from the relative weakness of sterling. On an organic basis, Group revenue was up by 5.3% at constant rates.

At constant rates of exchange, adjusted profit from operations grew by 4.1% and adjusted diluted earnings per share grew by 10.4%. Adjusted profit from operations would have grown by approximately 10% were it not for the significant ongoing effect of adverse foreign exchange movements on our cost base during 2016. Underlying operating margin, excluding transactional foreign exchange and acquisitions, grew by around 160 bps. On a reported basis, it was down by 90 bps to 37.2%.

Agreement to acquire Reynolds American Inc.

I am very pleased that we reached an agreement with the Board of Reynolds American in relation to the acquisition of the remaining 57.8% of Reynolds American that the Group does not currently own. This is a significant step towards the completion of this transaction and we look forward to putting the recommended offer to shareholders.

Strategically, this deal will create a truly global business with a world class portfolio of tobacco and Next Generation Products which will be available across the most attractive markets in the world. Financially, it will be earnings accretive with enhanced cash generation while maintaining a solid investment grade credit rating. We expect the transaction to close during the third quarter of 2017, subject to obtaining the relevant shareholder and regulatory approvals.

Combustible tobacco products

Total Group cigarette volume for the full year was up 0.2%, to 665 billion. A 0.8% decline on an organic basis was considerably better than the industry, which we estimate to be down around 3.0%.

Strong growth in 2016, with overall market share in our Key Markets increasing by 50 bps, was driven by the continuing momentum of our Global Drive Brands (GDBs). Total volume growth across the GDBs was an outstanding 7.5% and total market share growth was 100 bps. The GDBs now account for 49% of Group cigarette volume, up from 32% in 2011, demonstrating the key role they play in our growth strategy.

Next Generation Products

In 2016, we made significant progress with our differentiated strategy of developing and marketing a range of outstanding next generation tobacco and nicotine products, across both the Vapour and Tobacco Heating categories. Our Vapour Products business continues to perform very well and, following the geographic expansion of Vype™ in 2016, we are now present in ten markets and have the largest vapour business in the world outside of the US.

In the UK, our category retail share, as independently measured by AC Nielsen, has reached nearly 40% through the growth of Vype™ and the acquisition of Ten Motives. We also have an estimated market share of around 50% in Poland as well as category retail share of over 7% in Germany, over 4% in France and over 2% in Italy. In addition, we launched a new vaping concept in Europe called the Vype Pebble™ which we believe will enhance the overall category and increase consumer penetration.

In December 2016, we launched a new-to-world Tobacco Heating Product, called glo™, in Sendai, Japan. Initial results are very encouraging, with glo™ gaining 5.4% volume share in a leading convenience store chain in Sendai after only ten weeks. Further roll-out and product upgrades are scheduled for 2017 and beyond.

These innovations, alongside our exciting pipeline, demonstrate our commitment to meeting all of the differing preferences of our consumers, providing them with a choice of outstanding products across the risk continuum.

Facing the future with confidence

As these results demonstrate, our combustible tobacco business continues to perform extremely well and I am very pleased with the progress we are making in Next Generation Products. Both would be made stronger by our proposed acquisition of Reynolds American, creating what will become a truly global tobacco and Next Generation Products company, delivering sustained long-term profit growth and returns.

Nicandro Durante
22 February 2017

REGIONAL REVIEW

This review presents the underlying performance of the regions and markets, at constant rates of exchange.  However, as explained on page 19, the Group does not adjust for transactional gains or losses in profit from operations which are generated by exchange rate movements. The performance is adjusted for the items explained on pages 21 to 23.

Adjusted profit from operations at constant and current rates of exchange and volume are as follows:

	Adjusted profit from operations			Cigarette volume
	2016	2016	2015	2016	2015
	Current	Constant	As
	rates	Rates	reported
	₤m	₤m	₤m	Bns	Bns

Asia-Pacific	1,630	1,488	1,469	196	198
Americas	1,172	1,202	1,169	113	124
Western Europe	1,389	1,236	1,146	120	112
EEMEA	1,289	1,271	1,208	236	229
Total	5,480	5,197	4,992	665	663

Total tobacco volume				689	689

The Group delivered exceptional results in 2016 with market share continuing to grow strongly based upon the outstanding performance of the Global Drive Brand portfolio. An excellent financial performance was further enhanced by the translational foreign exchange tailwind, despite the continued impact of transactional foreign exchange on our cost of sales.

At current rates of exchange, revenue increased by 12.6%, with good pricing across a number of key markets, a price mix of over 6% and the translational foreign exchange tailwind benefiting the reported results due to the relative weakness of sterling against the Group’s operating currencies. At constant rates of exchange revenue was 6.9% higher, or 5.3% on an organic basis.

Reported profit from operations was up 2.2% at £4,655 million. Adjusted profit from operations (see page 20) was 9.8% higher, but at constant rates of exchange adjusted profit from operations was £5,197 million, an increase of 4.1%, or 3.6% on an organic basis. Excluding the transactional foreign exchange impact on the cost of items such as leaf, filter tow and wrapping materials, adjusted operating profit would have increased by approximately 10%.

Group cigarette volume from subsidiaries was 665 billion, an increase of 0.2% against the previous year and a decline of 0.8% on an organic basis. Volume growth in Bangladesh, Ukraine, Russia, Vietnam, Turkey, Mexico, Poland and Indonesia was offset by declines in Pakistan, Brazil, Venezuela and Malaysia. Total tobacco volume was ahead of prior year by 0.1%.

Market share increased 50 bps, driven by a very strong performance from the GDB portfolio with a combined growth of 100 bps, on volume that was up 7.5%:
•
Dunhill’s overall market share was flat. Volume fell by 3.3%, driven mainly by industry declines in Malaysia and Brazil, more than offsetting growth in South Korea, Romania and the continued growth in Indonesia;

•	Kent volume increased 1.0%, with market share up 10 bps, driven by Chile, Turkey and Japan;
•	Lucky Strike grew market share, higher by 10 bps, and volume, up 13.5%, with growth in Indonesia, Colombia Egypt, France, Germany and Croatia more than offsetting lower volume in Argentina and Russia;

•
Pall Mall market share grew 10 bps, with volume marginally higher than prior year as growth in Venezuela, Poland, Mexico and Romania more than offset reductions in Pakistan and the migration to Rothmans in Italy; and

•	Rothmans’ strong growth in volume (+36.9%) and market share (+70 bps) was driven by Russia, Ukraine, Italy, Nigeria, Turkey and South Korea.

Other international brands declined by 9.0%, as growth in State Express 555 and Craven A (in Vietnam) was more than offset by lower volume from Peter Stuyvesant (in South Africa), JPGL (largely in SE Asia), and Vogue (where growth in Russia was offset by lower volume in South Korea due to the migration to Rothmans).

Innovations3 volume grew by 12%, driven by the success of tube filters, capsules and the slimmer formats across the GDB portfolio and now account for 29% of our cigarette volume.

The performances of the Group’s Key Markets are discussed in the regions where they are reported.  This discussion excludes certain markets, identified as new investment or growth markets, which currently do not materially contribute to the Group profit or volume.

Asia-Pacific:  adjusted profit at constant rates of exchange up £19 million, or 1.3%
Adjusted profit, at current rates of exchange, was up by £161 million to £1,630 million as strong profit performances in Pakistan, Bangladesh, Sri Lanka, Vietnam and South Korea were partly offset by lower profit in Malaysia following a change in excise and the adverse impact of foreign exchange on cost of sales in a number of markets including Japan and New Zealand. At constant rates of exchange, adjusted profit grew £19 million or 1.3%. Cigarette volume fell 0.9% to 196 billion, as increases in Bangladesh, Vietnam, South Korea and Indonesia, were offset by industry declines in Pakistan and Malaysia.

Country	Performance at constant rates of exchange
Australia	Market share returned to growth, driven by Rothmans. Pricing in the second half of the year was offset by lower volume due to the market contraction and down-trading, leading to a reduction in profit.
Malaysia
Volume and profit were down as the tax-driven price increases led to a reduction in the total market and higher illicit trade. Market share fell despite good growth in Peter Stuyvesant as Dunhill was impacted by down-trading.

Japan
Market share of combustibles grew, driven by Kent. Lower volume and adverse foreign exchange movements affecting cost of sales led to a reduction in profit. gloTM, our Tobacco Heating Product, was launched in December 2016, with encouraging initial results.

New Zealand	Good pricing, an increase in market share and stable volume were more than offset by the adverse impact of foreign exchange on cost of sales, with profit marginally lower.
Bangladesh	Volume, market share and profit continued to increase strongly.
Pakistan
Profit increased significantly as a result of pricing and cost savings. Market share grew, driven by Pall Mall. Market contraction led to lower volume as illicit trade increased significantly following the excise-led price increases.

Vietnam	Higher profit was driven by an increase in volume, pricing and an enhanced mix. Market share was stable as State Express 555 continued to perform well in the premium segment.
South Korea	Profit was up, driven by higher volume, including in Dunhill, and productivity initiatives. Market share fell despite good growth in Rothmans.
Indonesia	Volume and market share grew, driven by Dunhill and Lucky Strike, with the enhanced mix and strong pricing leading to an improvement in financial performance.
Philippines	Market share was marginally higher, driven by Pall Mall. Pricing and productivity initiatives more than offset a decline in volume, leading to an improvement in financial performance.
3 Any Group manufactured cigarette containing non-standard features such as slims, capsules, reloc or tubes

Regional review cont…

Americas: adjusted profit at constant rates of exchange increased by £33 million or 2.8%
Adjusted profit, at current rates of exchange, was marginally ahead of prior year at £1,172 million as the reported results were impacted by the devaluation of the bolivar in Venezuela. At constant rates, adjusted profit rose by £33 million, or 2.8%, driven by good performances from Canada, Chile, Venezuela and Peru, more than offsetting lower profit in Brazil. Cigarette volume was down 8.8% to 113 billion, as higher volume in Mexico and Colombia was more than offset by declines in Brazil and Venezuela.

Country	Performance at constant rates of exchange
Brazil
Lucky Strike grew market share, gaining segment leadership, with Dunhill growing within the premium segment. Total market share fell from an all-time high. Lower consumer disposable income, higher VAT and excise-led price increases drove market contraction and higher illicit trade, adversely impacting volume and profit.

Canada	Strong profit growth was driven by good pricing and cost reductions, which offset lower volume. Market share fell, despite growth in Pall Mall.
Chile	Pricing and an improvement in mix led to higher profit. Total volume fell but market share was up, driven by Kent following the successful migration from Belmont.
Venezuela	Pricing, to offset currency devaluation and inflation, led to higher profit. Pall Mall grew although, due to the reduction in consumer disposable income, total volume fell.
Mexico	Volume and market share were up, driven by the continued growth in Pall Mall. A delay in pricing led to stable profit.
Colombia	Higher volume, an improvement in market share and good pricing were more than offset by the adverse impact of foreign exchange on cost of sales, with profit down.
Argentina	Excise-led price increases drove a decrease in the total market and a decline in volume. Market share was marginally lower despite Rothmans growth following launch.

Western Europe: adjusted profit at constant rates of exchange increased by £90 million or 7.8%
Adjusted profit, at current rates of exchange, grew by £243 million to £1,389 million reflecting the relative weakness in sterling against the reporting currencies, notably the euro.  At constant rates, adjusted profit was higher by 7.8% (£90 million) or 6.9% on an organic basis, with good performances in several markets including Germany, Romania, Italy and France. Cigarette volume was up by 6.7% to 120 billion, or 2.4% on an organic basis, with growth in Poland and Romania more than offsetting lower volume in the UK, Denmark and Germany.

Country	Performance at constant rates of exchange
Germany
Profit grew strongly driven by pricing, with volume marginally lower. Market share was flat as a good performance by Lucky Strike was offset by declines in the local brands. Fine Cut volume and market share fell due to increased price competition. VypeTM was launched nationally, growing to over 7% category retail market share in 12 months.

Switzerland	Price discounting at retail led to down-trading in the market, lower volume, a fall in market share and a decline in profit.
France	Profit and volume were marginally higher. Market share was up, driven by the continued growth in Lucky Strike.
Romania	Profit grew very strongly, driven by good pricing and higher volume. Excellent market share growth was driven by Pall Mall and Dunhill, more than offsetting a decline in Kent.
Italy
Higher volume and pricing drove profit up. Growth in Rothmans market share was more than offset by declines in the rest of the local portfolio with total market share down. VypeTM distribution was expanded. PebbleTM was launched and the first flagship store was opened.

Regional review cont…

Country	Performance at constant rates of exchange
Denmark	Volume, market share and profit were down due to down-trading leading to the growth of the low-priced segment.
Netherlands	Profit grew, driven by a lower cost base. Market share growth in Pall Mall and Lucky Strike was more than offset by a decline in Kent and local brands, reducing total market share.
Belgium	Profit fell, driven by lower volume. Market share fell as the decline in Kent more than offset the continued growth in Lucky Strike.
United Kingdom
A challenging pricing environment led to a decline in market share, with profit flat as cost reductions offset lower volume. Total retail market share of the NGP business grew to nearly 40%, driven by the continued growth of VypeTM and the acquisition of Ten Motives.

Spain	Profit was marginally higher, driven by cost savings. Volume and market share were stable.
Poland	Market share grew strongly with volume higher due to the success of Pall Mall. The financial performance improved, driven by the improved volume and pricing.
Croatia / Balkans	The integration of TDR is now substantially complete, with the migration to the GDB portfolio on track, driving an increase in total market share.

Eastern Europe, Middle East and Africa: adjusted profit at constant rates of exchange increased by £63 million or 5.3%
Adjusted profit, at current rates of exchange, increased by £81 million to £1,289 million. Good pricing across the region and strong profit growth in several markets was partly offset by the effect of currency devaluation, notably in Russia, Nigeria and Ukraine. At constant rates of exchange, profit was £63 million higher or 5.3%, or 4.3% on an organic basis. Excluding acquisitions and the impact of adverse foreign exchange movements on cost of sales, adjusted profit at constant rates would have increased by 19%. Cigarette volume was 3.0% higher at 236 billion, (up 2.1% on an organic basis), as growth in a number of markets including Ukraine, Russia, Turkey and Algeria were partially offset by lower volume in South Africa and GCC.

Country	Performance at constant rates of exchange
Russia
Profit was significantly higher, driven by good pricing and an increase in volume, more than offsetting the continuing adverse impact of foreign exchange on cost of sales. Market share continued to grow strongly, driven by another excellent performance by Rothmans, with Kent premium segment share increasing.

South Africa
Volume fell, driven by down-trading to the low-priced segment and higher illicit trade. Dunhill, Pall Mall and Benson & Hedges all grew market share although total market share fell. Profit was down due to lower volume and the adverse transactional impact of foreign exchange on cost of sales, partially offset by pricing.

GCC	Profit was flat as pricing and cost savings offset lower volume. Market share fell as Dunhill was impacted by down-trading following tax driven price increases.
Nigeria	Volume growth and pricing were offset by the adverse impact of foreign exchange on cost of sales, with profit in line with prior year.
Iran	Volume and profit were lower due to the retrospective application of an increase in excise.
Ukraine
Excellent volume and market share growth was driven by Rothmans. Geopolitical instability continued to impact the financial performance, with a significant deterioration in currency and intense price competition, leading to a decline in profit.

Turkey	Profit was up, driven by good pricing and higher volume. Market share grew as the excellent performance of Kent and Rothmans continued.
Algeria	Strong volume growth and pricing drove profit up.

Regional review cont…

Country	Performance at constant rates of exchange
Kazakhstan	Rothmans drove an increase in volume and market share. Profit improved as pricing and higher volume more than offset the effect of down-trading.
Egypt	An improvement in the financial performance was driven by higher volume, pricing and an enhanced mix.

The following includes a summary of the analysis of revenue, adjusted profit from operations, share of post-tax results of associates and joint ventures and adjusted diluted earnings per share, as reconciled between reported information and non-GAAP management information on page 20.

REGIONAL INFORMATION
			Western
For the year ended 31 December	Asia-Pacific	Americas	Europe	EEMEA	Total

SUBSIDIARIES
Volume (cigarette billions)
2016	196	113	120	236	665
2016 (organic)	196	113	115	234	658
2015	198	124	112	229	663
Change	-0.9%	-8.8%	+6.7%	+3.0%	+0.2%
Change (organic)	-0.9%	-8.8%	+2.4%	+2.1%	-0.8%

Revenue (£m)
2016 (at constant)	3,770	3,014	3,471	3,753	14,008
2016 (organic, at constant)	3,770	3,014	3,317	3,700	13,801
2016 (at current)	4,266	2,868	3,867	3,750	14,751
2015	3,773	2,720	3,203	3,408	13,104
Change (at constant)	-0.1%	+10.8%	+8.4%	+10.1%	+6.9%
Change (organic, at constant)	-0.1%	+10.8%	+3.6%	+8.6%	+5.3%
Change (at current)	+13.1%	+5.4%	+20.7%	+10.0%	+12.6%

Adjusted profit from operations (£m)
2016 (at constant)	1,488	1,202	1,236	1,271	5,197
2016 (organic, at constant)	1,488	1,202	1,225	1,259	5,174
2016 (at current)	1,630	1,172	1,389	1,289	5,480
2015	1,469	1,169	1,146	1,208	4,992
Change (at constant)	+1.3%	+2.8%	+7.8%	+5.3%	+4.1%
Change (organic, at constant)	+1.3%	+2.8%	+6.9%	+4.3%	+3.6%
Change (at current)	+11.0%	+0.3%	+21.2%	+6.7%	+9.8%

Operating margin based on adjusted profit (%)
2016 (at current)	38.2%	40.9%	35.9%	34.4%	37.2%
2015	38.9%	43.0%	35.8%	35.4%	38.1%

All variances quoted above are based upon absolute numbers. Organic excludes contribution by TDR, Sudan, Ten Motives and Chic.

Regional review cont…

REGIONAL INFORMATION

			Western
For the year ended 31 December	Asia-Pacific	Americas	Europe	EEMEA	Total

ASSOCIATES AND JOINT VENTURES
Share of post-tax results of associates and joint ventures (£m)
2016 (at current)	342	1,880	3	2	2,227
2015	302	933	-	1	1,236
Change	+13.2%	+102%	n/a	+63.8%	+80.3%

Share of adjusted post-tax results of associates and joint ventures (£m)
2016(at constant)	307	877	4	2	1,190
2016 (at current)	331	991	3	2	1,327
2015	286	656	-	1	943
Change (at constant)	+7.4%	+33.8%	n/a	+62.5%	+26.1%
Change (at current)	+15.8%	+50.9%	n/a	+63.8%	+40.7%

GROUP
For the year ended 31 December	Total

Underlying tax rate of subsidiaries (%)
2016 (at current)	29.8%
2015 (at current)	30.5%

Adjusted diluted earnings per share (pence)
2016 (at constant)	230.0
2016 (at current)	247.5
2015	208.4
Change (at constant)	+10.4%
Change (at current)	+18.8%

Return on capital employed (%) – excluding associates*
2016	32%
2015	33%
* The calculation for “Return on capital employed” excludes the Group’s Investments in Associates and Joint Ventures from the underlying assets, aligning the return (adjusted profit from operations) to the assets (average total assets less Investment in Associates and Joint Ventures, less average current liabilities).

FINANCIAL INFORMATION AND OTHER

NET FINANCE (COSTS)/INCOME
Net finance costs were £637 million, compared to income of £62 million in 2015. The movement is principally due to a one-off deemed gain related to the investment in Reynolds American, as described below, recognised in 2015. Net adjusted finance costs increased as the higher level of borrowing more than offset an overall reduction in the underlying cost to service the debt.

Net finance (costs)/income comprise:

	2016	2015
	£m	£m

Finance costs	(681)	(584)
Finance income	44	646
Net finance (costs)/income	(637)	62

Less: adjusting items	108	(489)
Make-whole provision re early redemption of bond, see below	101	-
Hedge ineffectiveness, see below	(18)	-
Option cost and fees, see below	-	104
Deemed gain on investment in Reynolds American, see below	-	(601)
Interest related to Franked Investment Income Group Litigation Order (FII GLO), see below	25	8

Net adjusted finance costs	(529)	(427)

Comprising:
Interest payable	(650)	(582)
Interest and dividend income	68	79
Fair value changes - derivatives	458	245
Exchange differences	(405)	(169)

Net adjusted finance costs	(529)	(427)

On 19 July 2016, the Group redeemed a US$700 million bond, prior to its original maturity date of 15 November 2018 undertaken to manage the Group’s debt maturity profile, manage future refinancing risk and reduce the on-going interest expense. This led to a loss in the year of £101 million which has been treated as an adjusting item.

In 2016, the Group experienced significant hedge ineffectiveness on its external swaps, driven by the market volatility following the referendum regarding “Brexit”. The gain of £18 million has been deemed to be adjusting as it is not representative of the underlying performance of the business.

In 2015, as described on page 34, the Group received £963 million from HM Revenue & Customs in relation to the FII GLO. The payment was received subject to the on-going appeals process and was made with no admission of liability. Any future repayment by the Group is subject to interest and, as any recognition of income will be deemed to be adjusting (due to size), interest of £25 million (2015: £8 million) has been accrued and treated as an adjusting item.

Net Finance (costs)/income cont….

In 2015, the Group incurred costs of £104 million in relation to financing activities, which largely comprise costs related to the acquisition of the non-controlling interest in the Group’s Brazilian subsidiary, Souza Cruz S.A. and the Group’s investment in 2015 to maintain its current ownership in Reynolds American following its acquisition of Lorillard Inc. (“Lorillard”).

In 2015, the Group’s investment of US$4.7 billion in cash in Reynolds American realised a deemed gain of US$931 million (£601 million), taken through net finance costs. This arose as the contract to acquire shares is deemed to be a financial instrument and has been fair valued through profit and loss, in compliance with IAS 39. The deemed gain reflects the difference between the fixed price paid by the Group to Reynolds American and the market value of Reynolds American shares on the day of the transaction.

The above have been included in the adjusted earnings per share calculation on page 28.

RESULTS OF ASSOCIATES
The Group’s share of post-tax results of associates increased by £991 million, or 80.3%, to £2,227 million, benefiting from the sale of the international brand rights of Natural American Spirit by Reynolds American.  The Group’s share of the adjusted post-tax results of associates increased by 40.7% to £1,327 million, or by 26.2% to £1,190 million at constant rates of exchange.

The adjusted contribution from Reynolds American increased by 51.9% to £991 million, or by 34.6% at constant rates of exchange, reflecting the continued strong performance of Reynolds American and the full year’s contribution following the acquisition of Lorillard in June 2015. The Group’s adjusted contribution from its main associate in India, ITC, was £322 million, up 15.2%. At constant rates of exchange, the contribution would have been 6.9% higher than last year. See pages 22 and 23 for the adjusting items.

TAXATION
	2016	2015
	£m	£m
UK
- current year tax	7	5
Overseas
- current year tax expense	1,382	1,317
- adjustment in respect of prior periods	13	7
Current tax	1,402	1,329
Deferred tax	4	4
	1,406	1,333
Adjusting items (see below)	67	58
Adjusted tax charge	1,473	1,391

The tax rates in the income statement of 22.5% in 2016 and 22.8% in 2015 are affected by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results and by adjusting items. The underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 28 was 29.8% in 2016 and 30.5% in 2015. The slight decrease is mainly due to a change in the mix of profits.

IFRS requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. In 2016, the Group’s share of the gain on the divestiture of intangibles and other assets by Reynolds American to Japan Tobacco International is £941 million. Given that the profit on this item is recognised as an adjusting item by the Group, the additional deferred tax charge of £61 million on the potential distribution of these undistributed earnings has also been treated as adjusting.

Taxation cont.…..

In 2015, the Group’s share of the gain on the divestiture of intangibles and other assets by Reynolds American to ITG Brands LLC, a subsidiary of Imperial Tobacco Group PLC, is £371 million. Given that the profit on this item is recognised as an adjusting item by the Group, the additional deferred tax charge of £22 million on the potential distribution of these undistributed earnings has also been treated as adjusting. The adjusting tax item also includes £128 million (2015: £80 million) in respect of the tax on adjusting items, see pages 21 to 22.

Please refer to page 34 for the FII GLO update.

FREE CASH FLOW AND NET DEBT
In the alternative cash flow presented on page 24, operating cash flow increased by £539 million, or 11.8%, to £5,122 million, reflecting the excellent growth in underlying operating performance of the Group which was partly offset by higher capital expenditure, including that for Next Generation Products.

Cash generated from operations fell by £253 million, or by £450 million at constant rates of exchange, as 2015 benefited from the FII GLO receipt of £963 million (see page 34). Excluding this receipt, cash generated from operations at constant exchange rates was up £513 million or 21.3% higher.

Free cash flow was lower by £92 million or 2.6%, at £3,389 million but grew, excluding FII GLO, by £871 million as the improved operating performance, higher distributions from associates (including the proceeds from Reynolds American’s share buyback programme) and lower payments to minorities following the buy-out of Souza Cruz were partly offset by the increase in Quebec Class Action-related cash deposits.

The conversion of adjusted operating profit to operating cash flow remained strong at 93% (2015: 92%). The ratio of free cash flow per share to adjusted diluted earnings per share fell to 73% from 90% in 2015 as the prior year benefited from the receipt in relation to FII GLO.

After taking account of other changes, including the payment of the prior year final dividend and the 2016 interim dividend (£2,910 million, up £140 million on prior year) and exchange rate movements, closing net debt was up £1,973 million at £16,767 million (2015: £14,794 million).

The Group’s alternative cash flow statement is shown on page 24 and explained on page 19 under non-GAAP measures.

PROPOSED ACQUISITION OF REYNOLDS AMERICAN INC.
On 17 January 2017, the Group announced the agreed terms of a recommended offer for the acquisition of the remaining 57.8% of Reynolds American not already owned by the Group. Reynolds American shareholders will receive for each Reynolds American share $29.44 in cash and 0.5260 BAT ordinary shares which shall be represented by BAT American Depositary Receipts (ADRs) listed on the New York Stock Exchange.

We expect the transaction to close during the third quarter of 2017, subject to: obtaining affirmative votes from BAT and Reynolds American shareholders; obtaining anti-trust approvals in the US and Japan; registration of BAT shares with the SEC; approval of the BAT shares for listing on the LSE and the BAT ADRs on the NYSE; and other customary conditions.  The completion of the transaction is not subject to any financing condition.

CHANGE TO QUARTERLY REPORTING
As previously announced, with effect from 1 January 2017, the Group ceased publication of an IMS for Q1 and Q3 and will instead release two short trading updates shortly before the closed periods for the Interim and the Full Year Preliminary Announcements.

UPDATE ON INVESTIGATION INTO MISCONDUCT ALLEGATIONS
As reported last year, towards the end of 2015 a number of allegations were made regarding historic misconduct in Africa. We are investigating, through external legal advisors, allegations of misconduct and are liaising with the Serious Fraud Office and other relevant authorities. The Board also created a sub-Committee of the Board to specifically monitor matters, having regard to the need to ensure active oversight of, and support for the investigation between Board meetings. In 2016, the Group began a project, which will continue into 2017, to review and further strengthen all aspects of the Group’s global compliance procedures. This important project will create a centre of excellence to champion and guide the Group’s Statement of Business Conduct programme.

RISKS AND UNCERTAINTIES
During the year, the Directors have carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability.

The principal risks facing the Group have remained broadly unchanged over the past year. The Board has considered the risks associated with the inability to recruit required talent and the loss of existing talent, the impact and likelihood of which has decreased and as such this is no longer a principal risk.

Full details of all principal risks will be included in the Annual Report for the year ended 31 December 2016.

GOING CONCERN
A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement.  Further information will be provided in the Strategic Report and in the notes to the financial statements, all of which will be included in the 2016 Annual Report.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the proven ability to generate cash from trading activities, the performance of the Group’s Global Drive Brands, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements for the next three years, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report.

BOARD CHANGES
Dr Marion Helmes was appointed as a Non-Executive Director of the Company with effect from 1 August 2016 and Christine Morin-Postel retired as a Non-Executive Director on 6 December 2016.

Dr Gerry Murphy will be standing down as a Non-Executive Director of the Company at the conclusion of the Annual General Meeting on 26 April 2017, having served eight years on the Board.

As previously announced on 26 October 2016, Paul McCrory has been appointed as Company Secretary Designate with effect from 1 February 2017 and as Company Secretary with effect from 1 May 2017. He will take over from Nicola Snook who is retiring from the Company and from the role as Company Secretary, having held that position for ten years. As part of the handover process, Nicky will remain with the Group until July 2017.

DIRECTORS’ RESPONSIBILITY STATEMENT
The responsibility statement below has been prepared in connection with the company’s full Annual Report for the year ended 31 December 2016.  Certain parts thereof are not included within this announcement.

We confirm to the best of our knowledge:

•
the financial statements, prepared in accordance with FRS 101 and IFRS as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the Group respectively; and

•
the Directors’ Report and the Strategic Report include a fair review of the development and performance of the business and the position of the Group and the Company, together with a description of the principal risks and uncertainties that they face.

This responsibility statement has been approved and is signed by order of the Board by:

Richard Burrows	Ben Stevens
Chairman	Finance Director

22 February 2017

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:

Mike Nightingale	020 7845 1180	Anna Vickerstaff	020 7845 2888
Rachael Brierley	020 7845 1519
Sabina Marshman	020 7845 1781

Webcast and Conference Call
A live webcast of the results is available via www.bat.com/ir.
If you wish to listen to the presentation via a conference call facility please use the dial in details below:
Dial-in number: +44 20 3139 4830
Passcode: 67103419#

Conference Call Playback Facility
A replay of the conference call will also be available from 1pm for 48 hours.
Dial-in number: +44 20 3426 2807
Passcode: 681908#

GROUP INCOME STATEMENT

For the year ended 31 December

	2016	2015
	£m	£m

Gross turnover (including duty, excise and other taxes of £32,136 million (2015: £27,896 million))	46,887	41,000
Revenue	14,751	13,104
Raw materials and consumables used	(3,777)	(3,217)
Changes in inventories of finished goods and work in progress	44	184
Employee benefit costs	(2,274)	(2,039)
Depreciation, amortisation and impairment costs	(607)	(428)
Other operating income	176	225
Other operating expenses	(3,658)	(3,272)
Profit from operations	4,655	4,557
Analysed as:
– adjusted profit from operations	5,480	4,992
– restructuring and integration costs	(603)	(367)
– amortisation and impairment of trademarks and similar intangibles	(149)	(65)
– Fox River	(20)	-
– South Korea sales tax	(53)	-
– Flintkote	-	(3)
	4,655	4,557
Net finance (costs)/income	(637)	62
Finance income	44	646
Finance costs	(681)	(584)
Share of post-tax results of associates and joint ventures	2,227	1,236
Analysed as:
– adjusted share of post-tax results of associates and joint ventures	1,327	943
– issue of shares and change in shareholding	11	22
– gain on disposal of assets	941	371
– other (see page 23)	(52)	(100)
	2,227	1,236

Profit before taxation	6,245	5,855
Taxation on ordinary activities	(1,406)	(1,333)
Profit for the year	4,839	4,522
Attributable to:
Owners of the parent	4,648	4,290
Non-controlling interests	191	232
	4,839	4,522

Earnings per share
Basic	250.2p	230.9p
Diluted	249.2p	230.3p
Adjusted diluted	247.5p	208.4p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 8 to 10 and 19 to 34 form an integral part of this condensed consolidated financial information.

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

	2016	2015
	£m	£m

Profit for the year (page 13)	4,839	4,522
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:	1,760	(849)
Differences on exchange
– subsidiaries	1,270	(1,006)
– associates	1,425	336
Cash flow hedges
– net fair value gains/(losses)	29	(99)
– reclassified and reported in profit for the year	38	15
– reclassified and reported in net assets	(12)	(45)
Available-for-sale investments
– net fair value gains in respect of subsidiaries	-	14
– reclassified and reported in profit for the year	-	(10)
– net fair value (losses)/gains in respect of associates net of tax	(10)	1
Net investment hedges
– net fair value losses	(837)	(118)
– differences on exchange on borrowings	(124)	42
Tax on items that may be reclassified	(19)	21
Items that will not be reclassified subsequently to profit or loss:	(173)	263
Retirement benefit schemes
– net actuarial (losses)/gains in respect of subsidiaries	(228)	283
– surplus recognition and minimum funding obligations in respect of subsidiaries	(1)	-
– actuarial gains in respect of associates net of tax	20	3
Tax on items that will not be reclassified	36	(23)

Total other comprehensive income for the year, net of tax	1,587	(586)

Total comprehensive income for the year, net of tax	6,426	3,936

Attributable to:
Owners of the parent	6,180	3,757
Non-controlling interests	246	179
	6,426	3,936

The accompanying notes on pages 8 to 10 and 19 to 34 form an integral part of this condensed consolidated financial information.

GROUP STATEMENT OF CHANGES IN EQUITY

At 31 December

2016	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032
Total comprehensive income for the year (page 14)	-	-	1,707	4,473	6, 180	246	6,426

Profit for the year	-	-	-	4,648	4,648	191	4,839
Other comprehensive income for the year	-	-	1,707	(175)	1,532	55	1,587
Employee share options
– value of employee services	-	-	-	71	71	-	71
– proceeds from shares issued	-	4	-	-	4	-	4
Dividends and other appropriations
– ordinary shares	-	-	-	(2,910)	(2,910)	-	(2,910)
– to non-controlling interests	-	-	-	-	-	(156)	(156)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(64)	(64)	-	(64)
Non-controlling interests – acquisitions	-	-	-	4	4	(4)	-
Other movements	-	-	-	3	3	-	3
Balance at 31 December 2016	507	3,931	413	3,331	8,182	224	8,406

2015	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2015	507	3,923	(498)	1,578	5,510	304	5,814
Total comprehensive income for the year (page 14)	-	-	(796)	4,553	3,757	179	3,936

Profit for the year	-	-	-	4,290	4,290	232	4,522
Other comprehensive income for the year	-	-	(796)	263	(533)	(53)	(586)
Employee share options
– value of employee services	-	-	-	50	50	-	50
– proceeds from shares issued	-	4	-	-	4	-	4
Dividends and other appropriations
– ordinary shares	-	-	-	(2,770)	(2,770)	-	(2,770)
– to non-controlling interests	-	-	-	-	-	(238)	(238)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(46)	(46)	-	(46)
Non-controlling interests – acquisitions	-	-	-	(1,642)	(1,642)	(107)	(1,749)
Other movements	-	-	-	31	31	-	31
Balance at 31 December 2015	507	3,927	(1,294)	1,754	4,894	138	5,032

The accompanying notes on pages 8 to 10 and 19 to 34 form an integral part of this condensed consolidated financial information.

GROUP BALANCE SHEET

At 31 December

	2016 £m	2015 £m

Assets
Non-current assets
Intangible assets	12,117	10,436
Property, plant and equipment	3,661	3,021
Investments in associates and joint ventures	9,507	6,938
Retirement benefit assets	455	408
Deferred tax assets	436	326
Trade and other receivables	599	248
Available-for-sale investments	43	37
Derivative financial instruments	596	287
Total non-current assets	27,414	21,701
Current assets
Inventories	5,793	4,247
Income tax receivable	69	74
Trade and other receivables	3,884	3,266
Available-for-sale investments	15	35
Derivative financial instruments	375	209
Cash and cash equivalents	2,204	1,963
	12,340	9,794
Assets classified as held-for-sale	19	20
Total current assets	12,359	9,814

Total assets	39,773	31,515

The accompanying notes on pages 8 to 10 and 19 to 34 form an integral part of this condensed consolidated financial information.

GROUP BALANCE SHEET - continued

At 31 December

	2016 £m	2015 £m

Equity
Capital and reserves
Share capital	507	507
Share premium, capital redemption and merger reserves	3,931	3,927
Other reserves	413	(1,294)
Retained earnings	3,331	1,754
Owners of the parent	8,182	4,894
after deducting
– cost of treasury shares	(5,053)	(5,049)
Non-controlling interests	224	138
Total equity	8,406	5,032
Liabilities
Non-current liabilities
Borrowings	16,488	14,806
Retirement benefit liabilities	826	653
Deferred tax liabilities	652	563
Other provisions for liabilities and charges	386	296
Trade and other payables	1,040	1,029
Derivative financial instruments	119	130
Total non-current liabilities	19,511	17,477
Current liabilities
Borrowings	3,007	2,195
Income tax payable	558	414
Other provisions for liabilities and charges	407	273
Trade and other payables	7,335	5,937
Derivative financial instruments	549	187
Total current liabilities	11,856	9,006

Total equity and liabilities	39,773	31,515

The accompanying notes on pages 8 to 10 and 19 to 34 form an integral part of this condensed consolidated financial information.

GROUP CASH FLOW STATEMENT
For the year ended 31 December

	2016 £m	2015 £m

Cash flows from operating activities
Cash generated from operations (page 26)	4,893	5,400
Dividends received from associates	962	593
Tax paid	(1,245)	(1,273)
Net cash generated from operating activities	4,610	4,720

Cash flows from investing activities
Interest received	62	64
Purchases of property, plant and equipment	(586)	(483)
Proceeds on disposal of property, plant and equipment	93	108
Purchases of intangibles	(88)	(118)
Purchases of investments	(109)	(99)
Proceeds on disposals of investments	22	45
Investment in associates and acquisitions of subsidiaries	(57)	(3,508)
Proceeds from associate's share buy-back	23	-
Net cash used in investing activities	(640)	(3,991)

Cash flows from financing activities
Interest paid	(641)	(596)
Proceeds from increases in and new borrowings	3,476	6,931
(Outflow)/inflow relating to derivative financial instruments	(26)	201
Purchases of own shares held in employee share ownership trusts	(64)	(46)
Reductions in and repayments of borrowings	(3,840)	(2,028)
Dividends paid to owners of the parent	(2,910)	(2,770)
Purchases of non-controlling interests	(70)	(1,677)
Dividends paid to non-controlling interests	(147)	(235)
Other	(7)	1
Net cash used in financing activities	(4,229)	(219)
Net cash flows (used in)/generated from operating, investing and financing activities	(259)	510
Differences on exchange	180	(272)
(Decrease)/Increase in net cash and cash equivalents in the year	(79)	238
Net cash and cash equivalents at 1 January	1,730	1,492
Net cash and cash equivalents at 31 December	1,651	1,730

The accompanying notes on pages 8 to 10 and 19 to 34 form an integral part of this condensed consolidated financial information.

The net cash outflows relating to the Quebec Class Action and adjusting items on pages 21 and 23, included in the above, are £711 million, including £nil million related to interest (2015: £577 million with £97 million related to interest). The receipt in relation to FII GLO in 2015 from HMRC was £963 million, and is included in ‘Cash generated from operations’ as shown on page 26.

ACCOUNTING POLICIES AND BASIS OF PREPARATION
The condensed consolidated financial information has been extracted from the Annual Report, including the audited financial statements for the year ended 31 December 2016.  This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.

The Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

These financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments and on a basis consistent with the IFRS accounting policies as set out in the Annual Report for the year ended 31 December 2015.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

NON-GAAP MEASURES
In the reporting of financial information, the Group uses certain measures that are not required under IFRS, the generally accepted accounting principles (GAAP) under which the Group reports.  The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.

The principal non-GAAP measures which the Group uses are adjusted profit from operations and adjusted diluted earnings per share, which are reconciled to profit from operations and diluted earnings per share. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. While the disclosure of adjusting items is not required by IFRS, these items are separately disclosed either as memorandum information on the face of the income statement and in the segmental analysis, or in the notes to the accounts as appropriate. The adjusting items are used to calculate the non-GAAP measures of adjusted profit from operations, adjusted share of post-tax results of associates and joint ventures and adjusted diluted earnings per share. The Group also includes organic measures of volume, revenue and adjusted profit from operations to ensure a full understanding of the underlying operating performance of the Group, before the impact of acquisitions. All adjustments to profit from operations and diluted earnings per share are explained in this announcement. See pages 21 to 23 and 28.

The Management Board, as the chief operating decision maker, reviews current and prior year segmental adjusted profit from operations of subsidiaries and joint operations, and adjusted post tax results of associates and joint ventures, at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for normal transactional gains and losses in operations that are generated by exchange movements. However, for clarity the Group also gives a figure for growth in adjusted operating profit excluding both transactional and translational foreign exchange movements. As an additional measure to indicate the impact of the exchange rate movements on the Group results, the principal measure of adjusted diluted earnings per share is also shown at constant translation rates of exchange. See page 20.

The Group prepares an alternative cash flow, which includes a measure of ‘free cash flow’, to illustrate the cash flows before transactions relating to borrowings. A net debt summary is also provided on page 25. The Group publishes gross turnover as an additional disclosure to indicate the impact of duty, excise and other taxes.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share.  These are shown on page 28.

ANALYSIS OF REVENUE, PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE

	2016							2015
	Reported	Adj Items	Adjusted	Exchange	Adjusted at CC1	Impact of Acqs	Adj Organic[2] at CC1	Reported	Adj Items	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Revenue
Asia-Pacific	4,266	-	4,266	(496)	3,770	-	3,770	3,773	-	3,773
Americas	2,868	-	2,868	146	3,014	-	3,014	2,720	-	2,720
Western Europe	3,867	-	3,867	(396)	3,471	(154)	3,317	3,203	-	3,203
EEMEA	3,750	-	3,750	3	3,753	(53)	3,700	3,408	-	3,408
Total Region	14,751	-	14,751	(743)	14,008	(207)	13,801	13,104	-	13,104

Profit from Operations
Asia-Pacific	1,432	198	1,630	(142)	1,488	-	1,488	1,361	108	1,469
Americas	1,017	155	1,172	30	1,202	-	1,202	1,082	87	1,169
Western Europe	1,044	345	1,389	(153)	1,236	(11)	1,225	990	156	1,146
EEMEA	1,182	107	1,289	(18)	1,271	(12)	1,259	1,127	81	1,208
Total Region	4,675	805	5,480	(283)	5,197	(23)	5,174	4,560	432	4,992
Fox River / Flintkote [3]	(20)	20	-	-	-			(3)	3	-
Profit from operations	4,655	825	5,480	(283)	5,197			4,557	435	4,992
Net finance (costs)/income	(637)	108	(529)	35	(494)			62	(489)	(427)
Associates and joint ventures	2,227	(900)	1,327	(137)	1,190			1,236	(293)	943
Profit before tax	6,245	33	6,278	(385)	5,893			5,855	(347)	5,508
Taxation	(1,406)	(67)	(1,473)	47	(1,426)			(1,333)	(58)	(1,391)
Non-controlling interest	(191)	1	(190)	12	(178)			(232)	(3)	(235)
Profit attributable to shareholders	4,648	(33)	4,615	(326)	4,289			4,290	(408)	3,882

Diluted number of shares (m)	1,865		1,865		1,865			1,863		1,863
Diluted earnings per share (pence)	249.2		247.5		230.0			230.3		208.4

Notes:
(1)	CC: profit translated at constant rates of exchange. No adjustment is made for the transactional impact of currency movements on cost of sales, as described on page 19
(2)	Organic performance excludes the contribution from TDR, Sudan, Chic and Ten Motives
(3)
The Fox River and Flintkote charges have not been allocated to any segment as they neither relate to current operations nor to the tobacco business. They are not included in the segmental performance as reported to the chief operating decision maker.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS
Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance, as described on page 19. These items are separately disclosed as memorandum information on the face of the income statement and in the segmental analyses.

(a) Restructuring and integration costs
Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the new operating model. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. The new operating model is underpinned by a global single instance of SAP with full deployment occurring during 2016 with benefits already being realised within the business and future savings expected in the years to come. The initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used. The costs of these initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2016	2015
	£m	£m

Employee benefit costs	240	159
Depreciation, amortisation and impairment costs	64	26
Other operating expenses	325	228
Other operating income	(26)	(46)
Total	603	367

Restructuring and integration costs in 2016 principally relate to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover factory closure and downsizing activities in Germany, Malaysia and Brazil, certain exit costs and asset write-offs related to the change in approach to the commercialisation of Voke, uncertainties surrounding regulatory changes, and restructurings in Japan and Australia.

Restructuring and integration costs in 2015 principally relate to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the factory closure and downsizing activities in Australia, certain costs related to the acquisitions undertaken (including TDR in Croatia) and restructurings in Indonesia, Canada, Switzerland and Germany.

Other operating income in 2016 includes gains from the sale of land and buildings in Malaysia. In 2015, other operating income includes gains from the sale of land and buildings in Australia.

(b) Amortisation and impairment of trademarks and similar intangibles
Acquisitions including Ten Motives, CHIC, TDR, Bentoel, Tekel and ST resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £149 million (2015: £65 million) is included in depreciation, amortisation and impairment costs in the profit from operations.

Adjusting items included in profit from operations cont…

(c) Fox River
In 2011, a Group subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River. On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River. Based on this Funding Agreement, £17 million has been paid in 2016, which includes legal costs of £11 million (2015: £17 million, including legal costs of £8 million).

In 2016, NCR and Appvion entered into a settlement agreement with certain other defendants (the “Settling 5”) to release claims amongst those parties. In January 2017, NCR and Appvion also entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them, although this consent decree requires approval from the District Court of Wisconsin. The agreements reduce the Group’s exposure under the Funding Agreement. However, this is offset by the devaluation of sterling against the US Dollar, leading to a net charge of £20 million (2015: nil). Considering these developments, the provision is £163 million at 31 December 2016 (up £3 million against prior year).

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay it an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal, with an appeal hearing expected in late 2017 at the earliest. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling.

(d) South Korea sales tax
In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory and imposed additional sales tax (excise and VAT) and penalties. This resulted in the recognition of a £53 million charge by a Group subsidiary. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. Management believes that this appeal will be successful and based upon the Group’s expectation that the penalties will be reversed in future, BAT has recognised the tax and penalties charge as adjusting for 2016.

ADJUSTING ITEMS INCLUDED IN NET FINANCE (COSTS)/INCOME
Adjusting items are significant items in net financing costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance and are discussed on pages 8 and 9.

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of post-tax results of associates and joint ventures is after the following adjusting items, which are excluded from the calculation of adjusted earnings per share as set out on page 28.

In 2016, the Group’s interest in ITC Ltd. (ITC) decreased from 30.06% to 29.89% (2015: 30.26% to 30.06%) as a result of ITC issuing ordinary shares under the Company’s Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £11 million (2015: gain of £22 million), which is treated as a deemed partial disposal and included in the income statement.

In 2016, Reynolds American recognised a gain in relation to the sale of the international rights to Natural American Spirit to the Japan Tobacco Group of companies (JT) of US$4,861 million. The Group’s share of this net gain amounted to £941 million (net of tax). In 2015, Reynolds American recognised a gain on the related divestiture of assets, following the Lorillard, Inc. (“Lorillard”) acquisition, of US$3,288 million. The Group’s share of this net gain amounted to £371 million (net of tax).

Adjusting items included in share of post-tax results of associates and joint ventures cont…

Reynolds American has also recognised amounts that have been combined in the table of adjusting items in the Group income statement and are included within “other”. In 2016, this includes income relating to the early termination of the Manufacturing Agreement between BATUS Japan Inc. and R.J. Reynolds Tobacco Company of US$90 million, the Group’s share of which is £18 million (net of tax), restructuring charges of US$36 million, the Group’s share of which is £7 million (net of tax) (2015: US$223 million, the Group’s share of which is £39 million (net of tax)) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$86 million, the Group’s share of which is £17 million (net of tax) (2015: US$152 million, the Group’s share of which is £26 million (net of tax)).

Additionally, there was income of US$6 million (2015: US$108 million) related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £2 million (2015: £18 million) (net of tax). Also included in 2016 are transaction costs of US$5 million (2015: US$54 million) and financing costs of US$243 million (2015: US$60 million), connected with the acquisition of Lorillard, the Group's share (net of tax) of which is £1 million and £47 million (2015: £12 million and £10 million), respectively. The remaining costs in 2015 of US$99 million are primarily in respect of asset impairment and exit charges, the Group's share of which is £25 million (net of tax).

ADJUSTING ITEMS INCLUDED IN TAXATION
IFRS requires entities to provide deferred taxation on the undistributed earnings of associates and joint-ventures. As explained on page 9, the Group’s share of gains on divestiture of intangibles and other assets by Reynolds American in 2016 and 2015 are treated as adjusting items and therefore the additional tax charge of £61 million (2015: £22 million) has also been treated as adjusting.

The adjusting tax item also includes £128 million (2015: £80 million) in respect of the tax on adjusting items, as described above and on pages 21 and 22.

CASH FLOW AND NET DEBT MOVEMENTS

(a) Alternative cash flow (at current rates of exchange unless specifically noted)
The IFRS cash flow statement on page 18 includes all transactions affecting cash and cash equivalents, including financing. The alternative cash flow statement below is presented to illustrate the cash flows before transactions relating to borrowings.

	2016	2015
	£m	£m

Adjusted profit from operations (page 13)	5,480	4,992
Depreciation, amortisation and impairment	393	338
Other non-cash items in operating profit	62	(1)
Profit from operations before depreciation, amortisation and impairment	5,935	5,329
Increase in working capital	(254)	(263)
Net capital expenditure	(559)	(483)
Gross capital expenditure	(652)	(591)
Sale of fixed assets	93	108

Operating cash flow	5,122	4,583
Pension funds’ shortfall funding	(78)	(148)
Net interest paid	(537)	(522)
Tax paid	(1,245)	(1,273)
Franked Investment Income Group Litigation Order (FII GLO)	-	963
Dividends paid to non-controlling interests	(147)	(235)
Cash generated from operations	3,115	3,368
Restructuring costs	(452)	(405)
Non-tobacco litigation: Flintkote and Fox River (settlement)	(17)	(20)
Tobacco litigation: Quebec (deposit)	(242)	(55)
Dividends and other appropriations from associates	985	593
Free cash flow	3,389	3,481
Dividends paid to shareholders	(2,910)	(2,770)
Net investment activities	(166)	(5,192)
Net flow from net investment hedges, share schemes and other	(476)	(52)
Net cash outflow	(163)	(4,533)

Note: Cash generated from operations at constant rates of exchange	2,918	3,368

External movements on net debt
Exchange rate effects*	(1,684)	(112)
Change in accrued interest and other	(126)	16
Change in net debt	(1,973)	(4,629)
Opening net debt	(14,794)	(10,165)
Closing net debt	(16,767)	(14,794)
* Including movements in respect of debt-related derivatives.

In the alternative cash flow presented above, operating cash flow increased by £539 million, or 11.8%, to £5,122 million, reflecting the excellent growth in underlying operating performance of the Group which was partly offset by higher capital expenditure, including that for Next Generation Products.

Cash generated from operations fell by £253 million, or by £450 million at constant rates of exchange, as 2015 benefited from the FII GLO receipt of £963 million (see page 34). Excluding this receipt, cash generated from operations at constant exchange rates was up £513 million or 21.3% higher.

Free cash flow was lower by £92 million or 2.6%, at £3,389 million but grew, excluding FII GLO, by £871 million as the improved operating performance, higher distributions from associates (including the proceeds from Reynolds American‘s share buyback programme) and lower payments to minorities following the buy-out of Souza Cruz were partly than offset by the increase in Quebec Class Action-related cash deposits.

Cash flow and net debt movements cont…

The conversion of adjusted profit from operations to operating cash flow remained strong at 93% (2015: 92%). The ratio of free cash flow per share to adjusted diluted earnings per share fell to 73% from 90% in 2015 as the prior year benefited from the receipt in relation to FII GLO.

Below free cash flow, the principal cash outflows for 2016 comprise the payment of the prior year final dividend and the 2016 interim dividend, £140 million higher than prior year at £2,910 million, as well as net investment activities which included the acquisition of Ten Motives. During 2015, the cash outflow from net investing activities was £5,192 million relating to the investment in Reynolds American, the buy-out of the minorities in Souza Cruz and the acquisition of TDR in Croatia.

The other net flows in 2016 principally relate to shares purchased by the employee share ownership trusts and cash flows in respect of certain derivative financial instruments.

These flows resulted in a net cash outflow of £163 million (2015: £4,533 million outflow). After taking account of other changes, especially exchange rate movements, total net debt was £1,973 million higher at £16,767 million at 31 December 2016 (2015: £14,794 million).

(b) Net debt
The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current available-for-sale investments.  The maturity profile of net debt is as follows:

	2016	2015
	£m	£m
Net debt due within one year:
Borrowings	3,007	2,195
Related derivatives	(498)	(46)
Cash and cash equivalents	(2,204)	(1,963)
Current available-for-sale investments	(15)	(35)
	290	151
Net debt due beyond one year:
Borrowings	16,488	14,806
Related derivatives	(11)	(163)
	16,477	14,643

Total net debt	16,767	14,794

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

Cash flow and net debt movements cont…

(c) IFRS cash generated from operations
The cash generated from operating activities in the IFRS cash flows on page 18 includes the following items:
	2016	2015
	£m	£m

Profit from operations	4,655	4,557
Adjustments for:
Depreciation, amortisation and impairment costs	607	428
Increase in inventories	(638)	(520)
Decrease/(increase) in trade and other receivables	87	(508)
Increase in amounts receivable in respect of the Quebec Class Action	(242)	(55)
Increase in trade and other payables	428	732
FII GLO receipts (see page 34)	–	963
Decrease in net retirement benefit liabilities	(145)	(191)
Increase in provisions for liabilities and charges	141	48
Other non-cash items	–	(54)
Cash generated from operations	4,893	5,400

(d) IFRS net cash and cash equivalents
The net cash and cash equivalents in the IFRS Group cash flow statement on page 18 comprise:

	2016	2015
	£m	£m

Cash and cash equivalents per balance sheet	2,204	1,963
Overdrafts and accrued interest	(553)	(233)
Net cash and cash equivalents	1,651	1,730

(e) Liquidity
The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and financial risks arising from underlying operations.  All these activities are carried out under defined policies, procedures and limits.

The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2016, the average centrally managed debt maturity was 8.2 years (2015: 7.9 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.1% (2015: 15.0%).

It is Group policy that short-term sources of funds (including drawings under both the US$3 billion US commercial paper programme and the £1 billion-euro commercial paper programme) are backed by undrawn committed lines of credit and cash. At 31 December 2016, £254 million of commercial paper was outstanding (2015: £505 million).

In March 2016, a one-year extension option was exercised for the £3 billion main bank facility, extending the final maturity to May 2021. The facility was undrawn as at 31 December 2016.

In March 2016, a US$300 million bond was repaid. In July 2016, the Group issued a £500 million bond maturing in 2021, with two bonds issued in September 2016 (a US$650 million bond maturing in 2019 and a £650 million bond maturing in 2052). The Group repaid on maturity a CHF 350 million bond in August 2016 and a £325 million bond in September 2016.

Cash flow and net debt movements cont…

On 19 July 2016, the Group exercised the make-whole provision for its US$700 million bond originally issued in 2008 pursuant to rule 144A. The bond was redeemed on 18 August 2016, prior to its original maturity date of 15 November 2018. This was undertaken to manage the Group’s debt maturity profile, decrease future refinancing risk and reduce the on-going interest expense.

In January 2017, following the announcement that the Group had agreed the terms in relation to the proposed acquisition of the shares not already owned in Reynolds American, a US$25 billion acquisition facility was entered into with a syndicate of banks, split in four tranches as follows: two bridge facilities of US$15 billion and US$5 billion maturing in 2018 and 2019 respectively (each with two six months extensions at BAT’s option), US$2.5 billion term loan maturing in 2020 and US$2.5 billion term loan maturing in 2022. The Group intends to refinance the bridge facilities through debt issuance at the capital market at or around the closing date.

In addition, the Group increased its liquidity position with a new two-tranche £5.7 billion forward starting revolving credit facility, which consists of a 364-day revolving credit facility of £2.84 billion (with a one year extension and one year term out option), and a £2.84 billion revolving credit facility maturing in 2021. This will effectively replace the Group’s existing £3.0 billion revolving credit facility, which will be cancelled upon closing of the acquisition when the new revolving credit facility will become effective.

EARNINGS PER SHARE
Adjusted diluted earnings per share were 18.8% ahead of prior year at 247.5p (2015: 208.4p), as the growth in the Group’s operating profit, higher share of post-tax results of associates and joint ventures, lower tax charge and a reduction in non-controlling interest. Excluding the impact of the relative weakness of sterling on the reported results, adjusted diluted earnings per share increased by 10.4% to 230.0p (2015: 208.4p), at constant rates of exchange. Basic earnings per share were 8.8% higher at 251.2p (2015: 230.9p), benefiting from the growth in the Group’s operating performance and the foreign exchange tailwind on translation of the Group results. The Group incurred higher restructuring charges and an increase in net finance costs, but these were largely offset by the increase in the Group’s share of one-off gains from disposals by Reynolds American.

	2016	2015
	Pence	pence
Earnings per share
- basic	250.2	230.9
- diluted	249.2	230.3
Adjusted earnings per share
- basic	248.4	208.9
- diluted	247.5	208.4
Headline earnings per share
- basic	205.6	210.4
- diluted	204.8	209.8

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 2/2015 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

Earnings per share cont…

Adjusted diluted earnings per share and adjusted diluted earnings per share at constant rates of exchange are calculated by taking the following adjustments into account (see pages 21 to 23):

	2016	2015
	pence	pence

Unadjusted diluted earnings per share	249.2	230.3
Effect of restructuring and integration costs	27.5	15.7
Effect of amortisation of trademarks and similar intangibles	6.3	3.0
Effect of South Korea sales tax challenge	2.6	-
Effect of Fox River	1.1	-
Effect of Flintkote	-	0.2
Effect of associates’ adjusting items	(48.3)	(15.7)
Effect of adjusting items in net finance costs	5.8	(26.3)
Effect of adjusting items in respect of deferred taxation	3.3	1.2
Adjusted diluted earnings per share	247.5	208.4
Effect of exchange rate movements	(17.5)	-
Adjusted diluted earnings per share (at constant rates)	230.0	208.4

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	2016	2015
	pence	pence

Unadjusted diluted earnings per share	249.2	230.3
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets	4.9	1.1
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(1.6)	(2.2)
Effect of associates’ gain on disposal of asset held-for-sale	(47.1)	(18.7)
Effect of issue of shares and change in shareholding in associate	(0.6)	(1.2)
Other	–	0.5
Diluted headline earnings per share	204.8	209.8

Earnings per share cont…

In the earnings per share disclosed above, the calculation is based upon the following level of earnings and number of shares:

	2016		2015
	Earnings	Shares	Earnings	Shares
	£m	m	£m	m
For earnings per share
- basic	4,648	1,858	4,290	1,858
- diluted	4,648	1,865	4,290	1,863
For adjusted earnings per share
- basic	4,615	1,858	3,882	1,858
- diluted	4,615	1,865	3,882	1,863
- diluted, at constant rates	4,289	1,865
For headline earnings per share
- basic	3,819	1,858	3,909	1,858
- diluted	3,819	1,865	3,909	1,863

DIVIDENDS

Recommendation
The Board recommends a final dividend of 118.1p per ordinary share of 25p for the year ended 31 December 2016. If approved by shareholders at the Annual General Meeting to be held on 26 April 2017, the final dividend will be payable on 4 May 2017 to shareholders registered on either the UK main register or the South Africa branch register on 17 March 2017 (the record date).

General Dividend Information
Under IFRS, the recommended final dividend in respect of a year is only provided in the accounts of the following year. Therefore, the 2016 accounts reflect the 2015 final dividend and the 2016 interim dividend amounting to 155.9p (£2,910 million in total (2015: 150.0p - £2,770 million)).

The following is a summary of the dividends declared/recommended for the years ended 31 December 2016 and 2015.

	2016		2015
	Pence per Share	£m	Pence per share	£m
Ordinary shares
Interim
- 2016 paid 28 September 2016	51.3	961
- 2015 paid 30 September 2015			49.4	908
Final
- 2016 payable 4 May 2017	118.1	2,194
- 2015 paid 5 May 2016			104.6	1,949
	169.4	3,155	154.0	2,857

Dividends cont…

Key dates and South Africa Branch Register
In compliance with the requirements of the London Stock Exchange (LSE) and of Strate, the electronic settlement and custody system used by the JSE Limited (JSE), the following salient dates for the payment of the final dividend are applicable:

Event	Date 2017
Last Day to Trade (LDT) cum dividend (JSE)	Tuesday 14 March

Shares commence trading ex-dividend (JSE)	Wednesday 15 March

Shares commence trading ex-dividend (LSE)	Thursday 16 March

Record date (JSE and LSE)	Friday 17 March

Payment date	Thursday 4 May

No removal requests permitted between the UK main register and the South Africa branch register	Thursday 23 February to Friday 17 March (inclusive)

No transfers permitted between the UK main register and the South Africa branch register	Wednesday 15 March to Friday 17 March (inclusive)

No shares may be dematerialised or rematerialised	Wednesday 15 March to Friday 17 March (inclusive)

As the Group reports in sterling, dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand. A rate of exchange of £:R = 16.32100 as at 21 February 2017 (the closing rate on that date as quoted by Bloomberg), results in an equivalent final dividend of 1,927.51010 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information
South Africa Dividends Tax (at a rate of 15%), equivalent to 289.12652 SA cents per ordinary share, will be withheld from the gross final dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption.  After Dividends Tax has been withheld, the net dividend will be 1,638.38359 SA cents per ordinary share.  The final dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax.

At the close of business on 21 February 2017 (the latest practicable date prior to the date of the recommendation of the final dividend), British American Tobacco p.l.c. (the “Company”) had a total of 1,864,374,894 ordinary shares in issue (excluding treasury shares). The Company held 162,645,590 ordinary shares in treasury giving a total issued share capital of 2,027,020,484 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given in the ‘Corporate Information’ section below.

RETIREMENT BENEFIT SCHEMES
The Group’s subsidiaries operate around 170 retirement benefit arrangements worldwide. The majority of the scheme members belong to defined benefit schemes, most of which are funded externally and many are closed to new entrants. The Group also operates a number of defined contribution schemes.

The present total value of funded scheme liabilities as at 31 December 2016 was £7,155 million (2015: £5,956 million), while unfunded scheme liabilities amounted to £476 million (2015: £364 million). The fair value of scheme assets increased from £6,086 million in 2015 to £7,278 million in 2016.

The overall net liability for all pension and health care schemes in Group subsidiaries amounted to £371 million at the end of 2016, compared to £245 million at the end of 2015.

The actuarial loss of £228 million (2015: £283 million gain) recognised in the Group Statement of Comprehensive Income is principally driven by changes in the discount rates used in the valuation of retirement benefit scheme liabilities at each year end, resulting in a £843 million loss (2015: £377 million gain) offset by increases in the fair value of scheme assets of £615 million (2015: £94 million decrease).

Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

OTHER CHANGES IN THE GROUP
On 20 April 2016, the Group completed the acquisition of 100% of Ten Motives, a UK based e-cigarette business with particular strength in traditional grocery and convenience channels. The fair value of the consideration payable was £56 million of which £6 million is contingent on post-acquisition targets. The fair value and book value of acquired net assets was not materially different except for the recognition of trademarks and similar intangibles of £33 million. Goodwill of £21 million arising on this transaction represents a strategic premium to increase the Group’s share of the UK e-cigarette market.

In January 2017, the Group signed an agreement with CID Adriatic Investments GmbH (CID) for the Group to acquire certain tobacco assets of Fabrika Duhana Sarajevo (FDS), largely brands, and a retail business (Tobacco Press). The Group will also enter into a contract manufacturing agreement with FDS for the continued production of the acquired brands by FDS in Sarajevo. The agreement between the Group and CID is subject to FDS shareholder approval and approval by the relevant regulatory authority. It is expected that this transaction will complete in the first half of 2017.

As disclosed in the Annual Report for the year ended 31 December 2015, page 34, on 5 February 2016, the acquisition of the shares in Souza Cruz not already owned by the Group was approved, with Souza Cruz becoming a wholly-owned subsidiary at that date.

RELATED PARTY DISCLOSURES
The Group’s related party transactions and relationships for 2015 were disclosed on page 190 of the Annual Report for the year ended 31 December 2015. In the year to 31 December 2016, there were no material changes in related parties or in related party transactions except for the matters noted below:

On 17 December 2012, a wholly owned subsidiary of the Group, BATUS Japan Inc. (BATUSJ), entered into an Amendment and Extension Agreement (referred to as the Amendment) with a wholly owned subsidiary of Reynolds American, R.J. Reynolds Tobacco Company (referred to as RJRTC). The Amendment modifies the American blend Cigarette Manufacturing Agreement (referred to as the 2010 Agreement), effective as of 1 January 2010.

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party, such notice was given in January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of US$90 million of which US$7 million were paid to RJRTC on 22 September 2016, with the Group recognising the full expense of US$90 million as required by IFRS in 2016. The balance is due in March 2017.

During 2016, the Group received proceeds of £23 million in respect of its participation in the share buy-back programme conducted by Reynolds American. This programme ceased in the fourth quarter of 2016.

FOREIGN CURRENCIES
The principal exchange rates used were as follows:

	Average		Closing
	2016	2015	2016	2015

Australian dollar	1.824	2.036	1.707	2.026
Brazilian real	4.740	5.101	4.022	5.831
Canadian dollar	1.795	1.954	1.657	2.047
Euro	1.224	1.378	1.172	1.357
Indian rupee	91.022	98.070	83.864	97.508
Japanese yen	147.466	185.012	144.120	177.303
Russian rouble	91.026	93.591	75.429	107.646
South African rand	19.962	19.522	16.898	22.839
US dollar	1.355	1.528	1.236	1.474

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS
The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition in the next three years.

Taxes
The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil, Netherlands and South Africa. A dispute in Bangladesh, which proceeded to litigation in 2014, is on-going, whilst the Group is appealing the ruling in respect of sales taxes and penalties in South Korea.

Group litigation
Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts and a vigorous defence is being made everywhere. An adverse judgment was entered against one Group company, Imperial, in the Quebec class actions and an appeal has been made. If further adverse judgments are entered against any of the Group’s companies in any case, all avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts that could in some cases equal or exceed the amount of the judgment. In any event, with regard to US tobacco product liability litigation (which excludes the recent litigation brought against the Company by the shareholders of Reynolds American Inc. and Lorillard Inc.) the Group has the benefit of an indemnity from R. J. Reynolds Tobacco Company, a wholly-owned subsidiary of Reynolds American Inc. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Summary
Having regard to all these matters, with the exception of Fox River, the Group (i) does not consider it appropriate to make any provision or charge in respect of any pending litigation, (ii) does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition.

Full details of the litigation against Group companies and tax disputes as at 31 December 2016 will be included in the Annual Report for the year ended 31 December 2016. There were no material developments in 2016 that would impact on the financial position of the Group.

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003.  The trial of the claim was split broadly into issues of liability and quantification.  The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The outcome of the Court of Appeal has not reduced the estimated receivable.  Permission has been sought by HMRC to appeal almost all issues on which it was unsuccessful to the Supreme Court.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments.  The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal.  The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC.  HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million.  Actions challenging the legality of the 45% tax have been lodged by both the Group and other participants in the FII GLO which will be heard in 2017.

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt which, net of the deduction by HMRC, is held as deferred income.  Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £25 million for the 12 months to 31 December 2016 (2015: £8 million) accruing on the balance, which was also treated as an adjusting item.

ANNUAL REPORT

Statutory accounts
The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2016 or 2015. Statutory accounts for 2015 have been delivered to the Registrar of Companies and those for 2016 will be delivered following the Company’s Annual General Meeting.  The auditors’ reports on both the 2016 and 2015 accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Publication
The Annual Report will be published on bat.com on or around 13 March 2017. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Annual Report on the website and of the Performance Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register.

DISCLAIMERS
This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. shares or other securities.

This announcement contains certain forward-looking statements that are subject to risk factors associated with, among other things, the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.  It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

DISTRIBUTION OF PRELIMINARY STATEMENT
This announcement is released to the London Stock Exchange and the JSE Limited.  It may be viewed and downloaded from our website bat.com.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; and (3) British American Tobacco Publications.

Nicola Snook
Secretary
22 February 2017

APPENDIX 1

OTHER TOBACCO PRODUCTS
The Group reports volumes as additional information. This is done with cigarette sticks as the basis, with usage levels applied to other tobacco products to calculate the equivalent number of cigarette units.

The usage rates that are applied:

Equivalent to one cigarette

Roll-your-own (RYO)		0.8 grams
Make-your-own (MYO)
-	Expanded tobacco	0.5 grams
-	Optimised tobacco	0.7 grams
Cigars		1 cigar
Snus
-	Pouches	1 pouch
-	Loose snus	2.0 grams

Roll-your-own (RYO)
Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)
MYO expanded tobacco; also known as volume tobacco.
Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.
Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

GROUP VOLUME
The Group volume includes 100% of all volume sold by subsidiaries. As previously reported in the case of the joint operation, (known as CTBAT International Limited) between China National Tobacco Corporation (CNTC) and the Group, the volume of CTBAT not already recognised by Group subsidiaries is included in Group volumes at 100% rather than as a proportion of volume sold, in line with the Group’s measurement of market share, which is based on absolute volume sold, both in individual markets and globally.

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR 2017

Wednesday 26 April	Annual General Meeting at 11.30am
Milton Court Concert Hall, Silk Street, London EC2Y 9BH

Thursday 27 July	Half-Year Report

CALENDAR FOR THE FINAL DIVIDEND 2016

2017

Thursday 23 February
Dividend announced: amount of dividend per share in both sterling and rand; applicable exchange rate and conversion date – Tuesday 21 February 2017; plus additional applicable information as required in respect of South Africa Dividends Tax(1).

Thursday 23 February to Friday 17 March
From the commencement of trading on Thursday 23 February 2017 to Friday 17 March 2017 (inclusive), no removal requests in either direction between the UK main register and the South Africa branch register will be permitted.

Tuesday 14 March	Last Day to Trade or LDT (JSE)

Wednesday 15 March to Friday 17 March
From the commencement of trading on Wednesday 15 March 2017 to Friday 17 March 2017 (inclusive), no transfers between the UK main register and the South Africa branch register will be permitted; no shares may be dematerialised or rematerialised.

Wednesday 15 March	Ex-dividend date (JSE)

Thursday 16 March	Ex-dividend date (LSE)

Friday 17 March	Record date (LSE and JSE)

Monday 10 April	Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (UK main register only)

Thursday 4 May	Payment date (sterling and rand)

Note:

(1)	Details of the applicable exchange rate and the South Africa Dividends Tax information can be found under the heading ‘Dividends’ on page 30.

For holders of American Depositary Receipts (ADRs), the record date for ADRs is also Friday 17 March 2017 with an ADR payment date of Tuesday 9 May 2017.

CORPORATE INFORMATION

Premium listing
London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)
Computershare Investor Services PLC
The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK
tel: 0800 408 0094; +44 370 889 3159
Share dealing tel: 0370 703 0084 (UK only)
Your account: www.computershare.com/uk/investor/bri
Share dealing: www.computershare.com/dealing/uk
Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing
JSE (Share Code: BTI)
Shares are traded in electronic form only and transactions settled electronically through Strate.
Computershare Investor Services Proprietary Limited
PO Box 61051, Marshalltown 2107, South Africa
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

American Depositary Receipts (ADRs)
NYSE MKT (Symbol: BTI; CUSIP Number: 110448107)
Sponsored ADR programme; each ADR represents one ordinary share of British American
Tobacco p.l.c.
Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940-3077, USA
tel: 1-888-985-2055 (toll-free) or +1 781 575 4555
email enquiries: citibank@shareholders-online.com
website: www.citi.com/dr

Publications
British American Tobacco Publications
Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK
tel: +44 20 7511 7797; facsimile: +44 20 7540 4326
e-mail enquiries: bat@team365.co.uk or
The Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.
Registered office
Globe House
4 Temple Place
London
WC2R 2PG
tel: +44 20 7845 1000

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.
Representative office in South Africa
Waterway House South
No 3 Dock Road, V&A Waterfront
Cape Town 8000
South Africa
(PO Box 631, Cape Town 8000, South Africa)
tel: +27 21 003 6576

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds American and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds American’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds American’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds American or the combined company.

Additional information concerning these and other factors can be found in Reynolds American’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds American’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds American for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds American, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds American that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds American common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds American’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds American’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds American’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds American, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds American securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

 PRELIMINARY RESULTS 2016  23 February 2017

 Nicandro Durante  Chief Executive

 This presentation in relation to British American Tobacco p.l.c. (“BAT”) and its subsidiaries (collectively, the “BAT Group”) and Reynolds American Inc. (“Reynolds”) and its subsidiaries (collectively, the “Reynolds Group”, and together with the BAT Group, the “Group”) has been prepared solely for use at this presentation. The presentation is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any jurisdiction outside of the United States and the United Kingdom where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. The information contained in this presentation does not purport to be comprehensive and has not been independently verified. Certain industry and market data contained in this presentation has come from third party sources. Third party publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of accuracy or completeness of such data. Forward looking statementsCertain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’ or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this presentation. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’ or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.  Additional information concerning these and other factors can be found in Reynolds’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which may be obtained free of charge from the SEC’s website www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.bat.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and Reynolds and BAT undertake no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this presentation, whether as a result of new information, future events or otherwise. No statement in this document is intended to be a profit forecast and no statement in this document should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.    Important notice

 Additional information and where to find itThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT or Reynolds. BAT and Reynolds intend to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov or for free from BAT upon request to BAT at batir@bat.com / +44 (0) 20 7845 1000 (for documents filed with the SEC by BAT) or from Reynolds at raiinvestorrelations@reynoldsamerican.com / +1 (336) 741-5165 (for documents filed with the SEC by Reynolds). Such documents are not currently available. Participants in solicitationThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above. Non-solicitationThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the Group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the Group.  Important notice

PRELIMINARY RESULTS 2016

British American Tobacco

An exceptionally good year

FREEDOM THROUGH RESPONSIBILITY
STRENGTH FROM DIVERSITY
ENTERPRISING SPIRIT
OPEN MINDED
GROWTH
PRODUCTIVITY
SUSTAINABILITY
WINNING ORGANISATION
CHAMPION INFORMED CONSUMER CHOICE
DELIVERING OUR COMMITMENTS TO SOCIETY
WORLD'S BEST AT SATISFYING CONSUMER MOMENTS IN TOBACCO AND BEYOND

 PRELIMINARY RESULTS 2016  An exceptionally good year  A strong organic performance  Growth opportunity in NGPs  Long-term benefits from M&A

 Ben Stevens  Finance Director

PRELIMINARY RESULTS 2016

BRITISH AMERICAN TOBACCO

Summary

Financials

	Current	Constant
Revenue £14,751m	+12.6%	+6.9%
Profit £5,480m	+9.8%	+4.1%
Margin 37.2%	-90bps	-100bps
EPS 247.5p	+18.8%	+10.4%

Volume

Cigarettes 665bn	+0.2%
Total Tobacco 689bn	+0.1%
GDBs 324bn	+7.5%
Total IBs 425bn	+3.1%

A strong organic performance

 +12.6%   A strong organic performance  Cigarettes665bn  GDBs324bn  Revenue£14,751m  Profit£5,480m  Margin37.2%  Financials  Summary   PRELIMINARY RESULTS 2016    Volume  EPS247.5p  +6.9%  Constant   Total Tobacco689bn  Total IBs425bn  Current  +9.8%  +4.1%  -90bps  -100bps  +18.8%  +10.4%  +0.2%  +0.1%  +7.5%  +3.1%

PRELIMINARY RESULTS 2016

BRITISH AMERICAN TOBACCO

Currency impact on Operating Profit

	H1 2016	H2 2016	FY 2016	FY 2017 estimate
Transactional at constant FX	-6%	-6%	-6%	-2%
Translational	-4%	+15%	+6%	+9%

Translational FX tailwind
Transactional FX headwinds abating

 Translational FX tailwindTransactional FX headwinds abating  Translational  -6%  Currency impact on Operating Profit  PRELIMINARY RESULTS 2016    FY 2016  FY 2017 estimate  H1 2016  -6%  -4%  +6%  -2%  +9%  -6%  H2 2016  +15%  Transactionalat constant FX

PRELIMINARY RESULTS 2016

BRITISH AMERICAN TOBACCO

Operating margin

38.1%
160 bps
39.7%
-210 bps
37.6%
-40 bps
37.2%
2015 FY Reported Margin
Underlying improvement
2016 FY Underlying Margin
Transactional FX
2016 FY Organic Margin
Organic adjustments
2016 FY Reported Margin

 PRELIMINARY RESULTS 2016  Operating margin

PRELIMINARY RESULTS 2016

BRITISH AMERICAN TOBACCO

Asia Pacific – Regional Performance

Financials

	Constant	Current
Revenue £3,770m	-0.1%	+13.1%
Profit £1,488m	+1.3%	+11.0%

Volume

Cigarettes 196bn	-0.9%
GDBs 85bn	+0.9%

 Asia Pacific – Regional Performance  PRELIMINARY RESULTS 2016  Cigarettes196bn  GDBs85bn  Revenue£3,770m  Profit£1,488m  Financials  Volume  Constant  -0.1%  Current   +13.1%  -0.1%  +1.3%  +11.0%  -0.9%  +0.9%

PRELIMINARY RESULTS 2016

BRITISH AMERICAN TOBACCO

Americas – Regional Performance

Financials	Constant	Current
Revenue £3,014m	+10.8%	+5.4%
Profit £1,202m	+2.8%	+0.3%

Volume	
Cigarettes 113bn	-8.8%
GDBs 41bn	+7.7%

 Americas – Regional Performance  PRELIMINARY RESULTS 2016  Cigarettes113bn  GDBs41bn  Revenue£3,014m  Profit£1,202m  Financials  Volume  Constant  Current   +10.8%  +5.4%  +2.8%  +0.3%  -8.8%  +7.7%

PRELIMINARY RESULTS 2016

British American Tobacco

Western Europe – Regional Performance

Financials	*Constant*	*Current*
Revenue £3,471m	+8.4%	+20.7%
Profit £1,236m	+7.8%	+21.2%

Volume	
Cigarettes 120bn	+6.7%
GDBs 75bn	+8.3%

 Western Europe – Regional Performance  PRELIMINARY RESULTS 2016  Cigarettes120bn  GDBs75bn  Revenue£3,471m  Profit£1,236m  Financials  Volume  Constant  Current   +8.4%  +20.7%  +7.8%  +21.2%  +6.7%  +8.3%

PRELIMINARY RESULTS 2016

BRITISH AMERICAN TOBACCO

EEMEA – Regional Performance

Financials	Constant	Current
Revenue £3,753m	+10.1%	+10.0%
Profit £1,271m	+5.3%	+6.7%

Volume	
Cigarettes 236bn	+3.0%
GDBs 123bn	+12.0%

 EEMEA – Regional Performance  PRELIMINARY RESULTS 2016  Cigarettes236bn  GDBs123bn  Revenue£3,753m  Profit£1,271m  Financials  Volume  Constant  Current   +10.1%  +10.0%  +5.3%  +6.7%  +3.0%  +12.0%

PRELIMINARY RESULTS 2016

Drivers of adjusted EPS growth

208.4p
+7.6p
-2.5p
+13.2p
+0.4p
+3.1p
-0.2p
230.0p
+17.5p
247.5p
EPS 2015
Profit Performance
Net Finance Costs
Associates
Taxation
Non-controlling interest
Change in number of shares
EPS 2016 constant FX
Exchange
EPS 2016 reported

 PRELIMINARY RESULTS 2016  Drivers of adjusted EPS growth

PRELIMINARY RESULTS 2016

Cash flow

£5,480m
£455m
£254m
£559m
£78m
£537m
£1,245m
£147m
£711m
£985m
£3,389m
Adj operating profit
Non cash items
Working Capital chg
Net Capex
Pension fds - s'fall funding
Net interest
Tax
Dividends to NCI
Restructuring and settlements
Div from associates
Free cash flow

 PRELIMINARY RESULTS 2016  Cash flow

 PRELIMINARY RESULTS 2016  Financing/Shareholder returns  Net Debt up £2bn to £16.8bn, mainly driven by FXCredit ratings confirmed at BBB+/Baa2 stable by S&P and Moody’s post announcement of RAI recommended offerSeeking medium-term recovery to BBB+/Baa1 Targeting Net Debt/EBITDA of around 3.0x by end 2019Full year dividend growth of 10%, payout ratio moving from 74% to 68%

 Nicandro Durante  Chief Executive

PRELIMINARY RESULTS 2016

Consistent strong share growth powered by GDBs

600
500
400
300
200
100
0
2010
2011
2012
2013
2014
2015
2016
+80bps
+40bps
+90bps
+90bps
+120bps
+100bps
+40bps
+10bps
+20bps
+10bps
+40bps
+50bps
GDB Share
BAT Share

Source: Independent Nielsen retail audit data

 BAT Share  Consistent strong share growth powered by GDBs  Source: Independent Nielsen retail audit data     GDB Share  PRELIMINARY RESULTS 2016

PRELIMINARY RESULTS 2016

BRITISH AMERICAN TOBACCO

Brand	Volume / Share	Highlights
DUNHILL TOBACCO OF LONDON LTD	Vol: 57 bn, -3.3% Share flat	Good share growth in Indonesia, South Africa, Romania #1 international kretek brand in Indonesia Impacted by market declines in Malaysia and Brazil
KENT	Vol: 66 bn, +1.0% Share up 10bps	Fastest growing cigarette brand in Japan Strong volume and share growth in Turkey Kent Spark – new brand imagery showing encouraging results
LUCKY STRIKE	Vol: 36 bn, +13.5% Share up 10bps	Strong volume and share performances in: Germany, France, Chile and Italy Black series driving growth Indonesia – strong results following launch in May
ENJOY THE MOMENT PALL MALL	Vol: 92 bn, +0.1% Share up 10bps	Volume impacted by industry contraction in Pakistan Strong share growth in Pakistan, Romania and Canada Record share in Romania driven by Extra Cut
Rothmans OF LONDON	Vol: 73 bn, +36.9% Share up 70bps	Turkey – fastest growing brand Strong performance in EEMEA, Western Europe and Australia Demi slims driving growth

 Turkey – fastest growing brandStrong performance in EEMEA, Western Europe and AustraliaDemi slims driving growth  Fastest growing cigarette brand in JapanStrong volume and share growth in TurkeyKent Spark – new brand imagery showing encouraging results  Volume impacted by industry contraction in PakistanStrong share growth in Pakistan, Romania and CanadaRecord share in Romania driven by Extra Cut  Good share growth in Indonesia, South Africa, Romania#1 international kretek brand in IndonesiaImpacted by market declines in Malaysia and Brazil  Strong volume and share performances in: Germany, France, Chile and ItalyBlack series driving growthIndonesia – strong results following launch in May  PRELIMINARY RESULTS 2016  Vol: 57 bn, -3.3%Share flat  Vol: 66 bn, +1.0%Share up 10bps  Vol: 36 bn, +13.5%Share up 10bps  Vol: 92 bn, +0.1%Share up 10bps  Vol: 73 bn, +36.9%Share up 70bps

PRELIMINARY RESULTS 2016

Vapour

50%	35%	7%	4%	2%
All Market	Nielsen Retail Audit*, 6MMA Share	Internal estimates, retail channel* share, 6MMA	Internal estimates, retail channel* share, 6MMA	Internal estimates, retail channel*

*Retail excludes specialist vape stores and online sales.

 Vapour  PRELIMINARY RESULTS 2016  Nielsen Retail Audit*, 6MMA Share    35%    Internal estimates, retail channel*share, 6MMA  7%    Internal estimates, retail channel*share, 6MMA  4%    All Market  50%    Internal estimates, retail channel*  2%  *Retail excludes specialist vape stores and online sales.

PRELIMINARY RESULTS 2016

THP: Glo launch in Sendai

Glo consumables share - Sendai (CVS)
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1.5%
1.7%
2.6%
2.6%
3.3%
3.9%
4.2%
4.7%
5.2%
5.4%
wk 0
wk 1
wk 2
wk 3
wk 4
wk 5
wk 6
wk 7
wk 8
wk 9
wk 10

 THP: Glo launch in Sendai  PRELIMINARY RESULTS 2016

2016 – AN EXCEPTIONALLY GOOD YEAR

British American Tobacco

Volume	Share	Financials		
VOLUME +0.2%	CORPORATE SHARE +50bps	REVENUE +7% constant currency	PROFIT +10% constant currency ex transactional fx	EPS +16% constant currency ex transactional fx
GDB VOLUME +7.5%	GDB SHARE +100bps			

 GDBVOLUME    +7.5%  VOLUME    +0.2%  GDBSHARE    +100bps  CORPORATESHARE    +50bps  2016 – AN EXCEPTIONALLY GOOD YEAR      +7%  Revenue  constant currency      +10%  Profit  constant currencyex transactional fx      +16%  EPS  constant currencyex transactional fx  Financials  Volume  Share  Confident of another good year of constant currency earnings growth

 23 February 2017  SUPPLEMENTARY SLIDES

 Cigarette volumes by region FY 2016  Region  Billions        2016  2015  % change  Asia Pacific  196  198  -0.9%  Americas  113  124  -8.8%  Western Europe  120  112  +6.7%  Eastern Europe, Middle East and Africa  236  229  +3.0%  Group  665  663  +0.2%  PRELIMINARY RESULTS 2016  Volume as reported

 Cigarette volumes by region H2 2016  Region  Billions        2016  2015  % change  Asia Pacific  91  95  -4.0%  Americas  56  63  -11.0%  Western Europe  63  61  +3.0%  Eastern Europe, Middle East and Africa  123  123  -0.2%  Group  333  341  -2.7%  PRELIMINARY RESULTS 2016  Volume as reported

 Cigarette volumes by region Q4 2016  Region  Billions        2016  2015  % change  Asia Pacific  47  50  -5.2%  Americas  29  33  -12.6%  Western Europe  31  31  -2.2%  Eastern Europe, Middle East and Africa  61  63  -2.8%  Group  168  177  -5.2%  PRELIMINARY RESULTS 2016  Volume as reported

 Revenue by region FY 2016  Region  £m        2016  2015  % change  Asia Pacific  4,266  3,773  +13.1%  Americas  2,868  2,720  +5.4%  Western Europe  3,867  3,203  +20.7%  Eastern Europe, Middle East and Africa  3,750  3,408  +10.0%  Group  14,751  13,104  +12.6%  All numbers as reported  PRELIMINARY RESULTS 2016

 Revenue by region H2 2016  Region  £m        2016  2015  % change  Asia Pacific  2,279  1,880  +21.2%  Americas  1,571  1,336  +17.6%  Western Europe  2,138  1,740  +22.9%  Eastern Europe, Middle East and Africa  2,094  1,750  +19.7%  Group  8,082  6,706  +20.5%  All numbers as reported  PRELIMINARY RESULTS 2016

 Adjusted profit from operations FY 2016  Region  £m        2016  2015  % change  Asia Pacific  1,630  1,469  +11.0%  Americas  1,172  1,169  +0.3%  Western Europe  1,389  1,146  +21.2%  Eastern Europe, Middle East and Africa  1,289  1,208  +6.7%  Group  5,480  4,992  +9.8%  All numbers as reported  PRELIMINARY RESULTS 2016

 Adjusted profit from operations H2 2016  Region  £m        2016  2015  % change  Asia Pacific  869  693  +25.4%  Americas  636  547  +16.3%  Western Europe  799  627  +27.4%  Eastern Europe, Middle East and Africa  724  618  +17.2%  Group  3,028  2,485  +21.9%  All numbers as reported  PRELIMINARY RESULTS 2016

PRELIMINARY RESULTS 2016

British American Tobacco

Top 40 market share movements (1)

Market	SOM FY16 (%)	Movement (ppt)
Argentina	23.7	(0.1)
Australia	39.8	0.1
Bangladesh	61.8	2.6
Belgium*	30.7	(0.3)
Brazil	76.2	(1.8)
Canada	48.2	(0.9)
Chile	95.4	0.8
Colombia**	48.5	0.6
Czech	20.6	0.5
Denmark	72.8	(0.8)

Market	SOM FY16 (%)	Movement (ppt)
France	17.7	0.3
GCC	28.6	(1.8)
Germany	19.4	0.0
Indonesia	6.9	0.2
Italy	18.8	(0.4)
Japan	13.0	0.3
Kazakhstan	16.8	2.7
Malaysia	57.1	(3.8)
Mexico**	36.4	0.2
Netherlands	25.8	(0.7)

Based on retail audit

* YTD November

**YTD June

 Market  SOM FY16 (%)  Movement (ppt)      Market  SOM FY16 (%)  Movement (ppt)  Argentina  23.7  (0.1)      France   17.7  0.3  Australia  39.8  0.1      GCC  28.6  (1.8)  Bangladesh  61.8  2.6       Germany  19.4  0.0  Belgium*  30.7  (0.3)      Indonesia  6.9  0.2  Brazil   76.2  (1.8)      Italy   18.8  (0.4)  Canada  48.2  (0.9)      Japan  13.0  0.3  Chile  95.4  0.8      Kazakhstan   16.8  2.7  Colombia**  48.5  0.6      Malaysia   57.1  (3.8)  Czech  20.6  0.5      Mexico**  36.4  0.2  Denmark  72.8  (0.8)      Netherlands   25.8  (0.7)  Based on retail audit   Top 40 market share movements (1)  PRELIMINARY RESULTS 2016  * YTD November**YTD June

PRELIMINARY RESULTS 2016

Top 40 market share movements (2)

Market	SOM FY16 (%)	Movement (ppt)
New Zealand	70.2	0.2
Pakistan	70.6	1.8
Philippines	0.9	0.1
Poland	28.3	1.2
Romania	54.4	1.3
Russia	22.5	1.4
South Africa	80.0	(1.3)
South Korea	14.2	(0.8)

Market	SOM FY16 (%)	Movement (ppt)
Spain	10.7	0.0
Switzerland	37.9	(0.5)
Taiwan	10.0	(0.2)
Turkey	21.7	1.0
UK	9.6	(0.4)
Ukraine	25.8	4.3
Vietnam	30.5	(0.1)

Based on retail audit

 Market  SOM FY16 (%)  Movement (ppt)    Market  SOM FY16 (%)  Movement (ppt)  New Zealand  70.2  0.2    Spain  10.7  0.0  Pakistan   70.6  1.8    Switzerland  37.9  (0.5)  Philippines  0.9  0.1    Taiwan  10.0  (0.2)  Poland  28.3  1.2    Turkey   21.7  1.0  Romania   54.4  1.3    UK   9.6  (0.4)  Russia  22.5  1.4    Ukraine  25.8  4.3  South Africa   80.0  (1.3)    Vietnam   30.5  (0.1)  South Korea  14.2  (0.8)          Based on retail audit  Top 40 market share movements (2)  PRELIMINARY RESULTS 2016

 Foreign currencies    Average    Closing      2016  2015  2016  2015  Australian dollar  1.824  2.036  1.707  2.026  Brazilian real  4.740  5.101  4.022  5.831  Canadian dollar  1.795  1.954  1.657  2.047  Euro  1.224  1.378  1.172  1.357  Indian rupee  91.022  98.070  83.864  97.508  Japanese yen  147.466  185.012  144.120  177.303  Russian rouble   91.026  93.591  75.429  107.646  South African rand  19.962  19.522  16.898  22.839  US dollar  1.355  1.528  1.236  1.474  PRELIMINARY RESULTS 2016

 PRELIMINARY RESULTS 2016  23 February 2017

British American Tobacco p.l.c.
Preliminary Results 2016
February 23, 2017

CORPORATE PARTICIPANTS

Nicandro Durante
Chief Executive
Ben Stevens
Finance Director

CONFERENCE CALL PARTICIPANTS

Fulvio Cazzol, Goldmans - Analyst
Adam Spielman, Citi - Analyst
Owen Bennett, Jefferies - Analyst
Jonathan Leinster, Berenberg - Analyst
Rey Wium, Standard Bank Group Securities - Analyst
David Hayes, Bank of America Merrill Lynch - Analyst
Chas Manso, Société Générale - Analyst

PRESENTATION

Nicandro Durante - British American Tobacco plc – Chief Executive

Good morning everyone and welcome to British American Tobacco’s 2016 full year results presentation.    I’m Nicandro Durante, Chief Executive of British American Tobacco, and with me this morning is Ben Stevens, Finance Director.   And, as always, a warm welcome to those of you who may be listening on the conference call or watching via our website, bat.com.

After taking you through the results presentation there will be an opportunity for those of you in the audience here and also this time for those of you dialled into the conference call to ask questions.

Before I start the presentation I will take it as read that you have all seen and read the disclaimer on slides three and four.

I am pleased to announce that the Group delivered exceptionally good results in 2016, with strong growth across all our key business metrics, despite the continuing difficult economic environment.

EPS for the full year was up nearly 19% at current rates and over 10% at constant rates, exceeding our high single figure earnings growth target.  This is an excellent performance given the fact that we have absorbed a 6% transactional FX impact on operating profit.  Excluding this, currency neutral EPS would have been up around 16%.

In addition, I am very pleased about the progress we continue to make from our significant investments in the NGP category.  We are now present in the five largest vapour markets in Europe and we are already the leading international vapour business.

Our recent launch of our tobacco heating product, Glo, in Japan is going well and early results are very promising.  I will provide more detail on this later.

I am also excited about our recent announcement regarding the proposed acquisition of Reynolds American.  Strategically, this is a great deal that will create one stronger, truly global tobacco and Next Generation Products business, with a world class portfolio of products and brands that can be leveraged on a global scale.  The Board believes this is an attractive transaction for both Reynolds and BAT shareholders.

In recognition of the underlying strength of the business and demonstrating our commitment to growing shareholder returns, we have increased the dividend by 10%, in line with constant currency EPS growth.

I will now hand over to Ben who will take you through the detail of our 2016 results.

Ben Stevens - British American Tobacco plc - Finance Director
Thank you Nicandro, and good morning everyone.

As Nicandro mentioned, 2016 was an outstanding year, driven by strong volume, revenue and share growth.  The relative weakness of Sterling resulted in a translational FX tailwind; however, as previously highlighted, transactional FX remained a challenge, impacting operating profit by approximately 6%.

This slide shows some of our key business metrics.   Reported cigarette volume grew 0.2% and organic volume was down only 0.8%, outperforming the industry, which we estimate to be down around 3%.  This reflects our continued strong share growth of 50 basis points.

The GDBs delivered another excellent performance, with overall share growth of 100 basis points and volume up 7.5%.

Price mix was 6.7%, driven by good pricing across our markets.  Reported revenue was up 12.6% and at constant currency was up 6.9%, with organic revenue growth of 5.3%.

Operating profit grew 9.8% at current rates of exchange and 4.1% on a constant basis, despite the absorption of a 6% transactional currency headwind, excluding this organic operating profit would have risen by around 10%.

Operating margin was down 90 basis points due to the impact of transactional FX, excluding this and with organic adjustments; underlying operating margin was up around 160 basis points.   I'll give more detail on this later.

Constant currency EPS was up 10.4% to 230 pence, benefitting from our investment in the enlarged Reynolds American business and the buyout of the Souza Cruz minority.  With translational FX turning in our favour in the second half, reported EPS increased strongly to 247.5p, up 18.8%.

Currencies remained a key feature of 2016.   With the devaluation of sterling following the Brexit vote, the 4% translational headwind on operating profit in the first half of the year turned into a 15% tailwind in the second half, and a 6% tailwind for the full year.

However, transactional FX remained a challenge and was a 6% impact on operating profit for the full year.   This was due to the timing of hedges rolling off and the scale of FX movements relative to the US dollar in a number of countries, including Russia, Japan and Ukraine.

Based on current spot rates and the timing of hedges, we would expect a transactional headwind of around 2% on operating profit for 2017.  However, translational FX should remain a tailwind of 9% on operating profit and 10% on EPS at current exchange rates.

Turning now to margins.  We continued to make good progress on the margin during 2016 with an underlying improvement of around 160 basis points.  This was driven by pricing, together with significant product cost savings and the benefits of TaO efficiencies.  However, this was more than offset by the transactional currency impact of around 210 basis points.

Organic margin was down just 50 basis points, and the effect of acquisitions in the prior year, left reported margin down 90 basis points.

As you know, on average over the years, we aim to grow our operating margin between 50 and 100 basis points per year and I remain confident in our ability to achieve this.

Turning now to the regions.  Asia Pacific delivered its fourth consecutive year of strong share growth, up 30 basis points.  This was driven by the continued momentum of the Global Drive Brands across the region, with strong performances from Dunhill in Indonesia, Kent in Japan, Lucky Strike in Indonesia and Rothmans in Australia and South Korea.

Volume in the region was down only 0.9%, despite significant excise-driven industry declines in Malaysia and Pakistan.

Regional revenue was flat at constant rates and profit was up 1%.  This was mainly due to the impact of the excise increases and associated down trading in Malaysia and Australia.  This masks strong revenue and profit growth at constant rates in a number of countries including Bangladesh, Pakistan, Vietnam and Sri Lanka.   Excluding the impact of transactional FX regional profit would have increased around 6%.

In Australia, despite the down trading environment market share increased, driven by another strong performance from Rothmans.

In Malaysia, corporate share declined as Dunhill in the premium segment was impacted by the excise increase and growth in illicit trade.  However, Peter Stuyvesant, the fastest growing brand in aspirational premium, performed well, partly offsetting the decline.

In Japan, BAT grew share, driven by Kent, in an industry down around 5%, due to strong growth in Next Generation Products.  Including Next Generation Products, the industry declined around 2%.

Overall, reported revenue and operating profit in the region grew strongly as a result of the translational FX tailwind.

In the Americas, reported revenue grew 5% and profit was flat, driven by good performances from Canada, Chile and the Caribbean.

Volume was down 8.8%, largely due to industry decline in Brazil and Venezuela.  However, volume increased in Mexico and Colombia.

At constant rates, regional revenue grew 11%.  Profit grew 3% and would have increased by around 6%, excluding the impact of transactional FX.

In Brazil, continued excise and VAT driven price increases, together with a weak macro-economic environment, led to a significant industry volume decline, down trading and growth in illicit trade.  Although overall share was down, Minister grew share strongly, capturing its fair share of down trading, and Dunhill increased its share of the premium segment by 50 basis points.

Canada delivered its fourth year of strong profit growth, driven by Pall Mall and a stable performance from DuMaurier.

Profit in Mexico was flat due to delayed pricing, but volume and share grew.   Strong pricing offset currency devaluation and inflation in Venezuela, driving a decline in industry volume.

The Global Drive Brands performed well across the region with volume up 7.7% and share up 150 basis points.  This was driven by good performances from Lucky Strike in Brazil and Chile, Pall Mall in Mexico and Canada, as well as successful migrations, including Consul to Pall Mall in Venezuela.

Western Europe delivered a strong set of results, as the economic recovery in the region continued.
Revenue grew strongly and was up 21% at current rates, 8% at constant rates, and 3.6% on an organic basis.  This was largely driven by pricing in Germany and Romania and a good volume performance across the region.

Volume was up 6.7%, or 2.4% on an organic basis, strongly outperforming the industry, which we estimate to be down around 1.5%.

Share continued to recover and grew 10 basis points, driven by good performances in Romania, Poland and France.

Profit growth in Romania, Germany and Italy helped increase regional profit by 8% at constant rates and 21% at current rates.  On a constant organic basis, profit was up 6.9% and, excluding transactional FX, would have increased around 9%.

In Romania, corporate share was up 130 basis points reaching 54.4%, reflecting record shares for Dunhill and Pall Mall.

In Germany, good profit growth was driven by pricing and a strong performance from Lucky Strike.

In Italy, Global Drive Brand share grew, driven by Rothmans and Lucky Strike.  Profit was up following good pricing.

The integration of the TDR business is substantially complete, resulting in strong share growth of 120 basis points in Croatia.

EEMEA delivered another strong underlying performance, despite continuing economic and political challenges in the region.

Share growth of 140 basis points drove organic volume growth of 2.1%.  This reflects an excellent performance from the Global Drive Brands, in particular Rothmans in Russia and Ukraine.  Together with strong pricing, this led to constant currency organic revenue growth of 8.6% and profit growth of 4.3%.

Currency devaluations in Russia, Ukraine and Nigeria, again resulted in a large transactional FX impact.  Excluding this, organic operating profit would have grown around 19%.

Corporate share in Russia was up 140 basis points, largely driven by the success of Rothmans, as well as growth in Yava and a stable performance from Kent.   Profit was up significantly, despite the impact of transactional FX, as a result of strong pricing and volume growth.

Volume declined in South Africa, where trading remains difficult due to a weak macro-economic environment, currency devaluation and political instability.

In Turkey, share grew for the third consecutive year, driven by Kent and Rothmans.  Volume growth, together with good pricing, led to significant profit growth.

Adjusted EPS of 247.5p at current rates was up nearly 19%, driven by growth in operating profit, together with excellent results from our associates, in particular the enlarged Reynolds American business, and an 8% translational currency tailwind.

Net Finance costs increased, mainly due to M&A funding.

The effective tax rate was lower at 29.8% due to a change in mix of profits.

Non-controlling interests were lower as a result of the buyout of the Souza Cruz minority.

Now, on to cash flow.  Overall, free cash flow was £3,389 million, which is £92m lower than last year.  However, excluding the non-recurring receipt in 2015 of £963m in the UK related to the Franked Investment Income Group Litigation Order, free cash flow was £871m or 35% higher.  This was mainly due to higher operating cash flow conversion, up 1.7 percentage points to 93.5%, lower dividends paid to non-controlling interests and higher dividends received from associates.

Depreciation is the main component of non-cash items.  Working capital outflows were slightly below last year at £254m, and were mainly due to stock builds linked to the timing of excise driven price increases.

Gross capex of £652m was £61m higher than 2015, largely due to investments in Next Generation Products.  This was partly offset by asset sales, giving a net capex of £559m.  Based on current rates, we expect gross capex in 2017 to be around £700m due to additional investments in Next Generation Products.

Net interest paid was slightly higher at £537m due to the full year impact of additional financing costs arising from prior year M&A activity.

Tax outflows were marginally below 2015 due mainly to the mix in taxable profits and payment timing.
Dividends paid to non-controlling interests of £147m were £88m lower due to the full year benefit of the acquisition of the Souza Cruz non-controlling interests.

Restructuring and settlement outflows were £231m higher primarily as a result of deposit payments linked to the Quebec Class Action lawsuit.

Dividends from associates were up £392m versus 2015 reflecting the full year benefit from the prior year investment in the enlarged Reynolds business, as well as participating in Reynolds’ share buyback programme.

This delivers free cash flow of £3,389m.

I’d like to finish off by touching on financing and shareholder returns.  Net debt increased by £2bn to £16.8bn.  The increase is primarily driven by a £1.7bn FX impact due to the devaluation of sterling against the US dollar and the euro.  This leaves net debt to EBITDA at 2.9 times.

Following the announcement of our recommended offer for the remaining 58% of Reynolds American, S&P and Moody’s confirmed the Group’s credit ratings at BBB+/Baa2 stable.  Given the highly cash generative nature of the business, we would expect to recover to BBB+/Baa1, in the medium term.

We have increased our full-year dividend in 2016 by 10%, whilst at the same time reducing our payout ratio to 68%.  This is consistent with our stated intention to gradually return to our long term payout policy of 65%, once currencies turned in our favour.   We remain committed to rewarding shareholders with an increasing dividend and continue to see 65% as a sustainable long term payout ratio, given the investment opportunities in the business.

Thank you and I’ll hand you back to Nicandro.

Nicandro Durante - British American Tobacco plc – Chief Executive

BAT has a very successful track record of developing strong brands and growing market share, through a consistent growth on superior consumer understanding, product quality and innovation.
I am pleased to say that this continued during 2016, with a record year of corporate share growth of 50 basis points, as measured by independent third party retail audit data.

This performance continues to be powered by the GDBs, which grew share by an impressive 100 basis points and volume by 7.5% in 2016.

This is on top of the 120 basis points of share growth and 8.5% volume growth the brands achieved in 2015.

Since 2010, our GDBs have added 520 basis points of share globally, with all five brands contributing to this strong performance.  The GDBs now represent nearly 49% of our portfolio.

Dunhill performed well in a number of key markets.  The brand held share overall and grew slightly within the Premium segment.   This was a strong performance, given the impact of industry volume decline and down trading in Malaysia and Brazil, as a result of excise-driven price increases.

In Indonesia, Dunhill continued to grow both volume and share, and it is now the largest international kretek brand in the market with a 4.9% share, up 0.5%.

In Romania, Dunhill also achieved strong volume and share growth to reach a record market share of 6.5%.

Kent grew volume 1% and share 10 basis points as the result of good performances in Japan, Russia and Turkey, as well as the migration from Belmont to Kent in Chile.

In Russia, Kent grew premium segment share, driven by Nano, maintaining premium leadership.

In Turkey, Kent Spark Demi Slims and Kent Switch are driving share and volume growth.

Kent Spark and slimmer variants helped Kent reach a record brand share of over 8% in Japan.

Lucky Strike had another excellent year with volume up 13.5% and share up 10 basis points.

This was driven by strong performances in Germany, France, Chile and Italy, with the Black Series continuing to drive growth.

The brand was launched in Indonesia in May and had already achieved a share of nearly 0.5% by August.  Following the migration of Club Mild in the second half, Lucky Strike has grown significantly, reaching a market share of 1.4% in December.

Pall Mall continued its good performance, with share up 10 basis points, driven by Pakistan, Romania, South Africa, Poland and Canada.

In Romania, Pall Mall remains the fastest growing brand in the market, driven by Extra Cut, and reached a record share of over 17%.

In Poland, following the successful launch of Tubes, the brand also reached a record share of 9% in December.

Finally, Rothmans delivered another outstanding performance, growing volume nearly 37% and share 70 basis points.  Rothmans is our second largest GDB based on volume and maintaining these growth rates as the brand gets larger will clearly be more challenging.

Rothmans Demi Slims continued to drive the growth of the brand and launches such as Demi Click in Russia and Ukraine have become a major driver of Rothmans’ success in 2016.

In Turkey, Rothmans became the fastest growing brand in the market and, in December, reached a 4% share after only two years.

In Ukraine, it is also the number one brand in the market and in Russia; Rothmans is the fastest growing brand for the third consecutive year.

Turning now to NGPs.  We have always said that our strategy is to invest in a range of products across the risk continuum that satisfy different consumer moments.  That is why we are investing in both vapour and tobacco heating products.

BAT is already the largest international company in the vaping category, with a portfolio of products and an estimated combined share of 8.2% in the five largest vapour markets in Europe.  Vype is now available across ten markets worldwide, with leadership positions in the UK and Poland.

In December last year, we launched Vype Pebble online in Italy, UK, Germany, France and Poland.  Pebble starter kits sales are already two to three times higher than ePen sales were in these markets over the same time period.

In the UK, Vype is one of the fastest growing brands in UK retail, growing significantly to 9.5% at the end of the year and our retail share of the UK vapour market is now nearly 40%.

Vype distribution has expanded rapidly in the other European launch markets.  It is now available in 5,300 outlets in Germany and 7,800 outlets in France.  In Italy, Vype is now available nationwide, reaching 2.7% category share of retail in the first month of national presence.

Vype also continues to grow in Poland, with share in retail increasing from 4.7% in Q1 to 6.6% in Q4, largely driven by growth in liquid sales.

In addition, we are already working on the next platforms of the ePen and Pebble.

In the tobacco heating products area, we have also made excellent progress.   As most of you will know, in December 2016 we launched Glo in Sendai, Japan, and results to date have been very encouraging.  At the end of the first 10 weeks, Glo already has a 5.4% share in a leading convenience chain in Sendai and a 4.9% share in a second chain after six weeks.  The two chains represent approximately 40% of total tobacco category sales in Sendai.

Consumer feedback is that they appreciate the simple and intuitive design, the back-to-back uses between charges and the easy to clean feature.  The sensorial experience of both the tobacco and menthol variants also resonates with consumers.  With prevailing excise rates, NeoStik margins are around 2.5 times higher than Kent combustibles in Japan.

We are very pleased with these early results and will be rolling out Glo nationally in Japan, in the second half.  This will already be version 1.2 of Glo, which incorporates a number of product upgrades.

In Romania, iFuse, launched last year continues to perform well, with awareness, trial and sales growing.  The product is now available in 800 outlets across Bucharest.  We will launch an upgraded version in the coming months.

We have always said that we see a significant opportunity in NGPs and we are making great progress.  We continue to believe that we should offer consumers a range of products in both the vapour and tobacco heating, as we believe that both categories have significant long term growth potential.

Our investment in NGPs continues to increase, and we plan to double our footprint in 2017 and we aim to double it again in 2018.  With our strong portfolio of products, we believe we are well on track to capture a significant share of this growing market.

So, in summary, 2016 has been a very strong year for BAT.  Excluding translational and transactional currency effects, revenue, profit and EPS, were up 7%, 10% and 16% respectively.

This is a very strong performance which was underpinned by record corporate share growth, driven by an outstanding performance from the GDBs.

We have increased the dividend by 10%, in line with constant currency EPS growth, recognising the underlying strength of the business and demonstrating our commitment to growing shareholder returns.

Although it is only early in the year, the trading environment continues to be tough, with challenging conditions in markets including Brazil, South Africa and Malaysia.  But much like last year, we expect profit growth to be skewed to the second half.  This is mainly due to the phasing of volume shipments in a number of key markets, including Pakistan as well as the timing of marketing spend and NGP investments.

Nevertheless, at this stage, I am confident of another good year of constant currency earnings growth.

Thank you, we will now open it for questions.  First we'll take questions in the room and after that we'll go for those who dial in.  So who would like to shot the first question?

QUESTION AND ANSWER

Fulvio Cazzol – Goldmans - Analyst

A couple of questions, could you give us a bit of an idea of how much product mix and geographic mix impacted 2016 revenues please?

And then the second one is on NGPs, could you give us also an indication of how much these contributed to 2016 net revenues for the Group?

And my final question is on the outlook on excise duties across your key markets, should there be anything in particular that you wanted to highlight for 2017 that could impact the volatility?  Thank you.

Nicandro Durante - British American Tobacco plc – Chief Executive

In terms of portfolio and geographic mix it was a headwind in both, geographically because we grew substantially in places like South Asia, which is great for the business, the potential is fantastic and some of the high margin markets declined a little bit faster.  So I think that the impact in our numbers for geo plus portfolio mix this year was around - the headwind of around 3.5%, both together, more on the geographic mix than the portfolio mix of course, much more.

And the second question about excise duties, well excise duties, we always have some - you know some headwinds at the beginning of the year, we have some this year.  So you have an excise increase in Colombia in January 2017, that's going to be a headwind.

We have potentially one in the GCC, Saudi Arabia, that has not been confirmed yet, but there is a possibility that around March and April the government has released already their tax plans and they are talking about a substantial excise increase there.

The third one is in Russia, it's going to have a higher excise increase this year than last year, the pass on excise last year in terms of pricing was already around ten roubles, this year it is going to around 13 to 14 to cope with the excise increase, or a little bit higher.  I am not that sure that in terms of consumer price there's going to be that difference, but we'd expect that Russia will decline a little bit faster next year, around 6.5; this year was 5.5 because of that.

So those are the main headwinds that we have.  In places like Brazil we'll have a better excise environment.  So we think that the industry is going to perform better in 2017 in terms of industry decline than it performed last year, that was around 9% decline, we expect for 2017 the industry to decline 2% because prices, excise price driven increases are going to be much lower.

The third question is about NGPs, I think the impact of NGPs in our numbers was extremely small in '16.  2017 will depend a lot on our performance in the market.  But '16 was very small, really small.  Adam?

Adam Spielman – Citi – Analyst

First of all a question on margins, you're reiterating the 50 to 100 basis points, can you just talk about that in the light of the fact of where we are with TaO and the savings from TaO?   And also I guess what the means with the 2% transaction headwinds in 2017?

And then a separate question, you said on the footprint for NGPs you're going to double this and double this again, can you just explain what you mean by footprint, can you just be a bit more specific about it?

Nicandro Durante - British American Tobacco plc – Chief Executive

I'll go for the second question if you don't mind, we are adding around 11 markets in December 2016, we think that we can be in another 10 to 11 markets in 2017, and you can be in another 20 markets in 2018.  So it's doubling '17, doubling '18, the number of the markets that we'll be present.

Adam Spielman – Citi – Analyst

And that will all be new vaping markets?

Nicandro Durante - British American Tobacco plc – Chief Executive

It will be vaping, plus tobacco heating products.  For tobacco heating products we expect by the year end of '17 we will be able to launch in around five markets, with further expansion next year.   We are learning with the launch in Japan, I have questions, I had some before coming here today about why we don't rollout in Japan faster, why don't we rollout to the other markets faster, but you have to understand that to launch this in December there will be a lot of learnings that you are taking, not only about the product, but also about the market mix.  That's why we are going to rollout nationally in Japan in the second half, more the beginning of the second half than the end of the second half, and then we will launch in other markets at the end of the year.

We will come with an improved version of the Glo because we learn a lot, despite being an outstanding performance in the market, but we think that can do even better.  So that's the plan.

Ben Stevens - British American Tobacco plc - Finance Director

Yes, on operating margins I mean obviously we're delighted by growing underlying margin by 160 basis points this year, that's a tremendous achievement I think.  The TaO programme we finished the rollout in Indonesia and in the Balkans in January this year, so even the acquisitions like TDR are already now on the TaO programme and we've got better and better at deploying TaO as we've got more and more experienced on it.

But of course that's just deploying the IT system; the actual cost savings come from how well you use that.  So for example we're driving out now HR shared services, which is in addition to the TaO platform.  That will have margin implications for us.  We're getting better and better at sales operations planning as a result of the TaO programme, that means we carry less stock, we make less mistakes in terms of write-offs, things like that.

There are other services we can transfer into the shared service centres, things like tax compliance for example could be done out of shared services.  I mean anything that's rule based activity should really sit in a shared service centre and everything that's judgement based activity should sit either in the centre or in the end markets.  And we've got a long way to go to do that still, so I'm confident that we can continue to grow our operating margin over the years to come.

Now in terms of reported margin obviously we had a £300m hit on transactional FX this year, that goes down to £100m next year, but it's still a hit, so we've still got to overcome that.  And of course the rollout of Next Generation Products will be lots of turnover but we'll be investing in that next year, so that won't come through to margin until 2018.  But despite all of those things I remain confident that we can grow operating margin.

Owen Bennett - Jefferies - Analyst

A couple of questions please.  Firstly, pricing and volume outlook in Brazil in this year please?

And then secondly just coming back to NGP investment, so PM said they're at a point now where they're going to reallocate resources from combustibles to NGPs in certain markets, will you be adopting a similar strategy or will investment be incremental to the combustible business?

Nicandro Durante - British American Tobacco plc – Chief Executive

Okay the first question is about volume outlook in Brazil, I think that I mentioned before Brazil this year we had industry decline of around 9%, we expect next year to be around 1.5 to 2% only, because you have much lower excise increases in Brazil and much lower price increases in Brazil.

We had one in December and I think that pricing in Brazil are going to be much more manageable and so the impact in the market is going to be much more manageable.  So that's the answer for Brazil.

Regarding resource allocation, well we do resource allocation on a daily basis in BAT and we used to do it between regions, among markets, now we do markets, region and categories.  But it's not about taking money from combustible, it's about allocating resources in the right markets, in the right brands, in the right segments and when I say segments I'm talking about different categories.  So I don't think that's going to be about - I'm launching this for example in Japan and I'll take money from the combustible business in Japan and I'll put it back in the NGP, it doesn't work like that.

So we will try to be smarter and smarter in the way that we allocate investments in a way that you can keep growing and why we keep launching the products.

Jonathan Leinster – Berenberg – Analyst

I have a more general question, one of your competitors has noted that there seems to be very aggressive pricing actions in Russia recently and when France introduced a sort of turnover tax then some of the major players, including yourselves, didn't pass through that in terms of prices to consumers.  In general do you think that price mix or pricing is becoming more aggressive within the industry as people search for market share?

Nicandro Durante - British American Tobacco plc – Chief Executive
Jon, of course I'm not going to talk about specific markets in terms of pricing going forward, we don't talk about that.  But what I can say is we have a solid price environment nowadays, we had a good price environment in 2016.  We are moving to 2017 - by today we have already 50% of the pricing of the year that you're expecting.  So it seems to be a good price environment overall.  But I'm not going to be discussing here market by market.  But it's a good price environment, not that dissimilar than the one that had last year.

I think that now I think that we take some questions from the ones that have dialled if there is any?

Telephone Operator

Thank you.  Our first question comes from the line of Rey Wium from SBG Securities.  Please go ahead your line is open.

Rey Wium - Standard Bank Group Securities - Analyst

Good morning guys, also just a question on the NGPs, I just want to get a feel of - you know if I look at numbers from Reynolds, it's had a bit of a drag on operating profit, now I just want to get some clarity at what sort of level do you need to be in terms of volumes or markets penetration for the Next Generation Products to be sort of at breakeven?

And then I also have a quick question on the overall cost of debt, I'm not sure if I missed it, but Ben maybe if you can just give an indication if it was in the order of about 3.6, 3.7% this year?

Nicandro Durante - British American Tobacco plc – Chief Executive

Okay, let me take your first questions about profitability and NGPs in terms of returns for the company.  It is very difficult to answer your question on a global base; you have to look at this on a market by market.  So if you look at for example Japan, I just gave you some numbers, our margins in Japan as compared to the consumable margins of tobacco heating products as compared to Kent combustible margins, 2.5, 2.6 times higher.  That's very clear that is going to have a fantastic return for us in a short period of time.  Probably not in '17 because you'll be launching nationally in the second half of the year, but I expect it to be accretive in terms of profit for next year.

In terms of vaping, and that is easier to talk market by market because if I decide next year to launch in another 100 markets of course we are going to start losing money because the amount of money that I'm going to be investing is going to be substantial.  But as I said we expect to launch in another 11 countries this year, another 20 to 25 next year.  So it's a very forward kind of expansion for the markets that give us the best returns.

But for example for vaping we launched in Germany last year and we got very good results in terms of market share in Germany, around 7 to 8% after a couple of months.  we think that this year we'll start making money in Russia in vaping.  So it depends market by market, it depends on the launch costs and things like that.  so we expect that THP we will in the second year start making money, in vaping probably 12 to 24 months later we'll start making money as well.

But the margins in vaping as well are much higher than in combustible, which helps.

Rey Wium - Standard Bank Group Securities - Analyst

Okay thanks.

Ben Stevens - British American Tobacco plc – Finance Director

Rey, our average cost of debt is 3.1%.

Rey Wium - Standard Bank Group Securities - Analyst

Okay, thank you

Telephone Operator

Thank you.  Our last question comes from the line of David Hayes of Merrill Lynch.  Please go ahead your line is open.

David Hayes -  Bank of America Merrill Lynch - Analyst
Morning everyone, thank you.  I'm going to go for three if I can.  Just firstly on the Global Drive Brands you made the point that the success of Rothmans and the fact that the scale of that now means the growth may slow, I just wonder whether there's scope or plans for another Global Drive Brand to slot in and if that was the case what kind of brand positioning that would have moving forward?

And then the other two, just on the Glo 1.2 the variations that you’re making to the product I wonder if you can I guess simplistically explain maybe some of the things that you've learned and therefore what the new product will have that’s an adaptation of the original?

And then finally I think I probably know the answer to this one but I’ll ask it anyway, just in terms of the Reynolds synergies that you've talked about up till now, I just wonder whether you've done any more work on that and any more access at all following the Board approvals that means you can elaborate on some of the synergy outlooks?  Thanks very much.

Ben Stevens – British American Tobacco plc – Finance Director

I think the answer is no, no, no isn’t it?

Nicandro Durante – British American Tobacco plc - Chief Executive

Ben just said the answer is no, no, no but I will try to elaborate on that.  In the case of Rothmans the answer is no, we don’t expect to have another Global Drive Brands.  We think that we have a fantastic portfolio now to meet consumer needs in different price and consumer segments.  There is no plans to have another one.

In the case of Glo 1.2 it’s the one that’s going to be rolled out in Japan.  Basically there are - I'm just simplifying with two basic features there are some improvements but the two basic features is the extended section length in terms of smoking and the second is a better retention of the consumable on the clean device.  Those are the two main changes that you are going to go through.

Glo has been extremely well evaluated but we are always looking for new improvements and in this area the kind of innovations that you need to go through the product is a little bit different than combustibles because you have to keep improving this every six months.  So we have already we are working heavily on a Glo 2.0 that should be available at the beginning of next year with some other improvements.  So these will come as natural for BAT and as I said before, last year when I was squeezed here about why you haven’t launched and I said it that you are going to launch when you have the right products to go to the market.  And then we have already the 1.2, 2.0 in the bag.

And the third question no.  We haven’t done any more work on synergies.  We can’t do any more work on the synergies with Reynolds unless shareholders approve the deal.

David Hayes - Bank of America Merrill Lynch - Analyst

I guessed that would be all.  Thank you very much, cheers.

Telephone Operator

Thank you.  I’ll now hand the call back to Nicandro.

Nicandro Durante – British American Tobacco plc - Chief Executive

Can I have one last question?  Adam you have one more question or you have two more questions?  So Adam?

Adam Spielman – Citi - Analyst

So can I ask a question about innovation excluding Next Generation Products?  This year or 2016 volume increased by 12%.  I guess would you hope to achieve or is it likely you'll achieve the same sort of volume growth on innovations in the conventional business?

And I guess also in your mind if you weigh up the relative importance of innovation on conventional business versus NGPs are they roughly equal importance or is one of those two buckets more important in your mind?

Nicandro Durante - British American Tobacco plc - Chief Executive

Okay let me start at the beginning by saying that we think we can grow another 12% easily because we have good plans in place.  Not only rolling out the innovations that we have already in the market to other markets, to other brands, but also some new stuff coming through the pipe.

Secondly when you talk about importance everything is important.  At the end of the day 100% of the profit of the industry nowadays more or less is in combustible.  And you look at five years down the road it’s going to be still by a country mile the biggest part of profitability.  So innovation in combustible is very important because it’s what going to deliver the funds for us to invest in other categories.  So we want to keep innovating in combustible, and we keep offering consumers options to trade up and to come into our brands.  This strategy is working by the way.  If you look at in terms of operating profit this has been, and I don’t think that we have seen this before, measured by the independent panel Nielsen, the sixth year in which BAT is growing market share, corporate market share, with strong growth with the GDPs.  I see no reason for slowing this down so we will keep investing in combustible.

And at the same time we are investing in Next Generation and here it is not about vaping or tobacco heating products, I think that both categories are going to be important.  In some of the markets probably vaping is going to grow a little bit faster.  As you saw in tobacco heating products, different markets they have different profiles and you know we had products available in different markets at the same time and one grew very fast, the other not.  So you see markets will develop in a different way because consumers are different.  So we keep investing in the three categories, vaping, tobacco heating products and combustible, and this is a model that has worked for us extremely well so far, no reason to change it.

Chas Manso - Société Générale – Analyst

I think the first question sort of follows on from that.  Maybe you could highlight a few of the combustible launches that are already out there that you think will feature in 2017?

And then a couple on Next Generation.  On the Sendai trial could you say whether your growth has been incremental to the category or whether it’s sort of taking share?

And more generally I think traditionally you've regarded the opportunity to be greater in vaping than in heat not burning, especially outside of Japan, and now you’re talking about launching into five markets outside Japan.  Have your views changed on the potential between the different Next Generation formats?

Nicandro Durante - British American Tobacco plc - Chief Executive

So the first question you talk about Glo share.  It’s not been totally incremental to the category but it has helped the category to grow in Sendai.  That’s the answer.  But we are in the market for ten weeks; you need to wait a little bit more to have a better reading.  We have our reading already after ten weeks but I think that’s too premature to have started drawing a percentage, but it’s very clear that it has been incremental to the category but we haven’t taken everything from - you know it has not been 100% incremental so the category is growing.

The second question about vaping being bigger or tobacco heating products being bigger what we always said is that those two categories have different qualities and they are going to grow in a different pace, it depends on the market.  So we always said that in some markets probably vaping is going to do extremely well.  Some others like Japan, tobacco heating products are going to do extremely well.  Vaping nowadays is the biggest category but I think there is space for both.  But you know at the end of the day it’s the consumer that’s going to decide which category is going to grow faster in each of the markets.  Our role here is to offer the best products that we can offer with the best marketing mix in order to win in the category when the consumer decides to jump to one of those.  That’s my role here, our role here so we are ready for that.

Your first question, can you repeat your first question?

Chas Manso - Société Générale – Analyst

Combustible launches in 2017.

Nicandro Durante - British American Tobacco plc - Chief Executive

We have a lot of room to grow innovation but just rolling out what we have there.  So we have a lot of innovation in the capsule with different capsules, flavours and double capsules and so on and so forth.  We have the tube and we have some other innovations as well.  So we have a lot to gain.  But we will be launching some new stuff in the next year, but for obvious reasons, for competitive reasons, I cannot tell you which markets and which innovations we are going to launch.  But watch this space.

Can I have one more question?

Fulvio Cazzol – Goldmans - Analyst

Taking another follow up, you highlighted £700m of capex guidance for '17.  Can you give us any indication at all on what capacity you hope to have for the Glo refillables by the end of the year?  Is that a number you can disclose?

Ben Stevens - British American Tobacco plc – Finance Director

Well we’re not going to disclose the rollout plans for Glo but obviously we'll be national in Japan by the end of the year and we’ll have plans well underway for launches in the other markets and the capacity planning supports that.

Nicandro Durante - British American Tobacco plc - Chief Executive
Okay guys thank you for joining us for this conference call and being here present.  If you have any more follow up questions you can contact our IR department.  Thank you very much for coming.

Ben Stevens – British American Tobacco plc – Finance Director
Thanks guys.

---Conference call ends--

Disclaimer

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

BAT full-year 2016 results

Nicandro Durante, CEO

2016 performance

Q:	Let's start with the results. How would you assess the performance of the business over the year?

A:
2016 was a great year for BAT, as you can see from the numbers. We have delivered very good revenue growth of 7%, mainly driven by the corporate share gains that we had in the market. We had slight growth in volume and market share growth of 50 basis points, and also a very good price mix for the year of around 6.5%. So a very good year indeed.

The Global Drive Brands performed extremely well, 100 basis points growth, another 7.5% volume growth. Another outstanding year for our Global Drive Brands.

Profit-wise, very good, 10% in current terms, 4% in constant terms. And if we look at the EPS growth for this year it was nearly 19%. And 10% at constant [rates of exchange] was an excellent result and that's why we have decided to have a dividend increase this year following the EPS constant at 10%.

So, indeed, it was a great year for BAT.

Q:	Are there any markets that you are particularly excited about, or indeed, concerned about?

A:
In general, we had a great performance in all the four regions in BAT and that's why we had such a fantastic underlying performance. But if you go region by region, if you take Asia, for example, we had Japan, another year of share growth, an outstanding result in the Japanese business. Kent has performed extremely well there. South Asia, for example, Pakistan – share growth, profit growth, outstanding numbers. And I think in general Asia had a good performance. We had the downside of Malaysia this year because we had a huge excise increase at the end of 2015 and you had huge declines in volumes last year because illicit trade went up. But, in general, the region performed extremely well.

Americas, we cannot talk about Americas without talking about Brazil. It was another difficult year in Brazil because GDP was down. Disposable income in the country was coming down as well and I think that was a tough year for our business there. Despite that, we had a very good underlying performance in our portfolio. Our brand Dunhill was growing market share in a market that is declining, the premium segment, by 50 basis points. Lucky Strike had very good growth and our share in the ‘value for money’ segment has increased during the year. So it was good underlying performance for Souza in a tough environment.

Canada, another great year after many years in which we had some problems there in terms of profitability for that organisation. It was the fourth year of profit growth. And I could talk about other markets such as Chile, Venezuela, Central America. Good performance overall in a region that was under a lot of pressure in terms of the market economic environment.

In EMEA, we had another good year after an outstanding 2015. You take Russia, for example, share was up 140 basis points with very good profit growth. We were growing volume in a market that was declining. We had a great performance in Turkey, the third year in which we were growing market share strongly in Turkey. And then we had good performance in places like Ukraine. So very good indeed.

In Western Europe, a great year. We had share growth in Western Europe. [If you look exit against exit it was even better.] We had great performance in places like Germany, Romania and France.

So overall in BAT, it was a great year for the regions and the markets.

Q:	You mentioned the performance of the Global Drive Brands. How confident are you that you can maintain growth here and continue to take market share?

A:
Well, that's a question that we are asked all the time because the Global Drive Brands (GDB) have performed very well for a number of years. If you take, for example, 2010 to 2015, GDBs were growing around 6% per year. That’s in an industry that was declining around 2%, 3%, so a great performance and we did it again in 2016. GDBs were growing 7.5%, 100 basis points in a very difficult environment. The industry was down 3%, even though the GDBs had this kind of performance.

I think that we have the right brand portfolio there with Dunhill, Lucky Strike, Kent, Pall Mall and Rothmans to drive the growth forward based on a fantastic pipeline of innovations and we have a lot of things in our pipeline for the coming years.

So I'm very confident that the GDBs will continue to outperform the market.

Reynolds acquisition

Q:
Last month you announced that you had reached agreement to acquire the remainder of Reynolds American that you don't already own. Can you explain the rationale for going back into the United States, a market you effectively exited some 12 years ago?

A:
Well, in reality, just to clarify, we never left the United States. We had 42% in Reynolds, so we always had a big share of that organisation and we followed Reynolds very closely. That was important for our results as an associate. So we never left the United States. But we thought that it was the right moment, from a strategic point of view and a financial point of view, to go back and make a bid for the remaining 58% that should go for approval for shareholders in the third quarter of this year.

I'm very happy, delighted, that the boards of both companies decided to support this deal which I think is going to be a fantastic deal for both sets of shareholders. It will open up for BAT the possibility to explore with our brands, with our Next Generation Products’ pipeline, the United States and also have an opportunity to take some of their brands, some Next Generation Products’ pipeline worldwide. So I think that is going to be a great deal for both sets of shareholders.

Next Generation Products

Q:	Can you give us an update on your Next Generation Products? In particular, you recently launched glo in Japan, how is that going?

A:
It is doing extremely well, above our expectation, to be very honest. We launched this in December (12th month), so 10 weeks ago. In 10 weeks in Sendai, Japan, in the biggest convenience store there, we have 5.4% market share. It is above what we were expecting, so extremely successful. In the second biggest convenience store, we are there for six weeks and we have 4.9% market share. Those two convenience stores, they are 40% of the volume of Sendai, so it is an outstanding start.

The consumers are enjoying the smoke experience of our products, the simplicity of the products and so on and so forth. There are so many reasons that they are enjoying the product and the reviews that we have, the insights that we have, are extremely positive.

We expect to roll this out to the whole of Japan, a national roll-out, in the second half of this year. I hope that's the beginning of the second half, not the end of the second half. We are making plans. We have some improvements already. There is going to be a version 1.2, so it's going to be an even better product that we have. We’ve learned a lot in terms of the marketing mix, in terms of the product. In spite of being extremely successful, we want to do better. We are already working on generation 2, 3, and 4. So we want to keep the pipeline going for the coming years.

In terms of vaping, BAT is now, after three years, the biggest vaping company in the world outside the United States. We have an overall 8% share in the top 14 markets. That's 90% of the volume and we are doing very well. We just launched the Vype Pebble in Italy and some other markets in Europe. The first feedback that we have had from the consumers is that the product is doing very well. So we are very excited with our pipeline in both categories.

Q:	Looking ahead, what's your outlook for the Next Generation Products category in general?

A:
We entered the category because we think that there is a lot of potential there, so it is going to grow. It's going to grow from a very low base. You take vaping, for example, the CPTO consumer price turnover of 2016 is 60% higher than 2015. It’s a lower base, but it shows the potential and the growth. So nowadays, outside the United States, this is around $4 billion CPTO. It's very small for the whole tobacco business, but it's growing very fast. So I think that this is going to be an important category in the coming years, and I think that we are very well positioned with our portfolio in vaping and in tobacco hitting products to be successful there.

Outlook

Q:	How do you see the outlook for 2017?

A:
It's going to be challenging because the currency trading conditions are challenging, but we are going into 2017 with good momentum. We are growing market share across the world. We are coming from a position of strength. It is always better to face the new year in a position of strength. We have a very good pipeline in the combustible business, some innovations that are coming to the market. In NGP (Next Generation Products), we have been very successful with our test market in Sendai, with glo. Vaping is growing. So I think that you are going to have another good year in 2017. But it is going to be skewed to the second half of the year because we are investing and launching some of these brands, some of these innovations in the first half. So it's going to be skewed to the second half. But I think that we have the products and the pipeline to drive another year of good earnings growth to meet our strategic metrics.

Disclaimer

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT

BAT full-year 2016 results

Ben Stevens, FD

Q:	What for you are the key financial highlights of these results?

A:
I think these are an excellent set of results. Our net turnover organically is up by over 5% and our operating profit is up over 10%, if you strip out the adverse effect of transactional foreign exchange.  Our operating margin is up 160 basis points on an underlying basis.  Our earnings per share is up 19% and as a result of that we can reward our shareholders with a 10% growth in the dividend.  Our operating cash flow conversion is up to 93% - 2 percentage points higher than it was last year.  So altogether I think these are an outstanding set of results.

Q:	You mentioned the foreign exchange markets, how much of an impact has the volatility in those markets had over the last year?

A:
Well certainly Brexit had a major effect on sterling.  So we were looking at an FX headwind for the first half of the year.  This turned into a tailwind for the second half of the year.  So overall, during the year we've got a 6% translational FX tailwind.

But of course on transactional FX it's more currencies against the dollar that count and we had a 6% headwind on transactional FX for the first half of the year and it was the same in the second half of the year so it came out at 6% headwind for the full year.

Margins

Q:	How much of an impact is transactional FX having on margins, and what do you see is the outlook here for 2017?

A:
Our underlying operating margin grew by 160 basis points which is a very, very good result.  But of course we had to face the effect of transactional FX and that pulled operating margin down by 210 basis points.  So the overall effect on operating margin, if you account for the transactional effects and the effect of our acquisition activity, there was a reported drop of 90 basis points.  But underlying the growth was 160 basis points.

It's very early to talk about currency effects for the year 2017, but it looks at the moment as though, if currencies stay where they are, we'll be facing a transactional FX hit of around 2%.

Reynolds acquisition

Q:	Can you outline the financial rationale and benefits of the Reynolds American deal?

A:
Yes, I think the Reynolds American deal, if it’s voted for by shareholders will prove to be an excellent deal for BAT.  It covers its cost of capital in year five, it gives us mid-single digit earnings growth by year three.  So financially it's a very strong deal.  But it also gives us control of the Reynolds cashflow which we can put to use in terms of further growing and developing the BAT business.

So, all in all, I think this will be a very, very strong acquisition for BAT.

Q:	With the Reynolds acquisition you will be taking on considerable debt. How will this be financed and how do you view the de-leveraging process that follows?

A:
We're taking on a combination of bridging loans and debt. There will be £20 billion of bridging loans that we will re-finance in the debt capital markets over a period of time.  We've got flexibility to do that when we think it's most appropriate.  That means our net debt to EBITDA will be approaching four by the end of this year, but it comes down pretty quickly with the cash that we generate so we think we can take about half a turn off that each and every year.

Outlook

Q:	You're increasing your dividend by 10% which means that your pay-out ratio will drop from 74% to 68%. What are your plans regarding future dividend policy and growth?

A:
Our constant currency earnings growth is over 10% this year, so I think it's appropriate we reward our shareholders with a significant growth in the dividend, 10% growth in the dividend.  That does have the effect of reducing our pay-out ratio back towards our long-term ratio of 65%.  And we intend, even post the Reynolds deal, if it goes ahead, to maintain that 65% pay-out ratio.

Q:	How do you see the outlook for 2017 overall?

A:
I think the business will continue to perform very, very well.  Performance I think in 2017 will be weighted towards the second half, much as it was in 2016.  So it’s a little bit early to be talking about currency yet, but if exchange rates stay where they are today it looks as though we will face something like a 2% hit on transactional FX but have a tailwind of around 9% on translational FX.  And while trading conditions remain pretty tough out there, I'm still confident that we'll deliver another good year of earnings growth.

Disclaimer
Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

Chief Executive's review of the preliminary results for the year ended 31 December 2016 Nicandro Durante comments on our performance in 2016 The Group delivered a great set of results in 2016, with excellent growth seen across all key business metrics. This was achieved despite a challenging backdrop of adverse foreign exchange rates impacting our cost base and ongoing pressure on consumers’ disposable income in many of our Key Markets. Group revenue was up by 6.9% at constant rates of exchange, driven by good pricing - with price mix exceeding 6%. Reported revenue was 12.6% higher, reflecting the translational tailwind resulting from the relative weakness of sterling. On an organic basis, Group revenue was up by 5.3% at constant rates. At constant rates of exchange, adjusted profit from operations grew by 4.1% and adjusted diluted earnings per share grew by 10.4%. Adjusted profit from operations would have grown by approximately 10% were it not for the significant ongoing effect of adverse foreign exchange movements on our cost base during 2016. Underlying operating margin, excluding transactional foreign exchange and acquisitions, grew by around 160 bps. On a reported basis, it was down by 90 bps to 37.2%.

Agreement to acquire Reynolds American Inc. I am very pleased that we reached an agreement with the Board of Reynolds American in relation to the acquisition of the remaining 57.8% of Reynolds American that the Group does not currently own. This is a significant step towards the completion of this transaction and we look forward to putting the recommended offer to shareholders. Strategically, this deal will create a truly global business with a world class portfolio of tobacco and Next Generation Products which will be available across the most attractive markets in the world. Financially, it will be earnings accretive with enhanced cash generation while maintaining a solid investment grade credit rating. We expect the transaction to close during the third quarter of 2017, subject to obtaining the relevant shareholder and regulatory approvals. Combustible tobacco products Total Group cigarette volume for the full year was up 0.2%, to 665 billion. A 0.8% decline on an organic basis was considerably better than the industry, which we estimate to be down around 3.0%. Strong growth in 2016, with overall market share in our Key Markets increasing by 50 bps, was driven by the continuing momentum of our Global Drive Brands (GDBs). Total volume growth across the GDBs was an outstanding 7.5% and total market share growth was 100 bps. The GDBs now account for 49% of Group cigarette volume, up from 32% in 2011, demonstrating the key role they play in our growth strategy. Next Generation Products In 2016, we made significant progress with our differentiated strategy of developing and marketing a range of outstanding next generation tobacco and nicotine products, across both the Vapour and Tobacco Heating categories. Our Vapour Products business continues to perform very well and, following the geographic expansion of Vype™ in 2016, we are now present in ten markets and have the largest vapour business in the world outside of the US.

In the UK, our category retail share, as independently measured by AC Nielsen, has reached nearly 40% through the growth of Vype™ and the acquisition of Ten Motives. We also have an estimated market share of around 50% in Poland as well as category retail share of over 7% in Germany, over 4% in France and over 2% in Italy. In addition, we launched a new vaping concept in Europe called the Vype Pebble™ which we believe will enhance the overall category and increase consumer penetration. In December 2016, we launched a new-to-world Tobacco Heating Product, called glo™, in Sendai, Japan. Initial results are very encouraging, with glo™ gaining 5.4% volume share in a leading convenience store chain in Sendai after only ten weeks. Further roll-out and product upgrades are scheduled for 2017 and beyond. These innovations, alongside our exciting pipeline, demonstrate our commitment to meeting all of the differing preferences of our consumers, providing them with a choice of outstanding products across the risk continuum. Facing the future with confidence As these results demonstrate, our combustible tobacco business continues to perform extremely well and I am very pleased with the progress we are making in Next Generation Products. Both would be made stronger by our proposed acquisition of Reynolds American, creating what will become a truly global tobacco and Next Generation Products company, delivering sustained long-term profit growth and returns. Nicandro Durante 22 February 2017

Forward looking statements Certain statements in this communication regarding the proposed merger of Reynolds American and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds American’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds American’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds American or the combined company. Additional information concerning these and other factors can be found in Reynolds American’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds American’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise. No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds American for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds American, respectively.

Additional information and where to find it This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT. BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds American that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov , or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000. Such documents are not currently available. Participants in solicitation This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds American common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com  and the proxy statement for Reynolds American’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds American’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds American’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds American, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds American securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov , or from BAT using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication should not be construed as investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

The following communication was posted on February 23, 2017 by British American Tobacco p.l.c. on www.twitter.com under the Twitter handle @BATPress (https://twitter.com/BATPress):

1.	Nicandro Durante & Ben Stevens discuss our 2016 preliminary results – join the presentation webcast view-w.tv/453-454/19696/...

[Link to: http://view-w.tv/453-454-16969/en]

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’s or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT at batir@bat.com / +44 (0) 20 7845 1000.  Such documents are not currently available.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT, and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016, Reynolds’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and Reynolds’s Form 10-K/A, which is to be filed with the SEC on or before May 1, 2017 (such filings by Reynolds, collectively, “Reynolds SEC filings”). To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the Reynolds SEC filings, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.